EXHIBIT 2.1

DATED 14 March 2015

(1) ITI MEDIA GROUP LIMITED

(2) GROUPE CANAL+ S.A.

(3) SOUTHBANK MEDIA LTD.

(4) SCRIPPS NETWORKS INTERACTIVE, INC.

AGREEMENT FOR SALE AND PURCHASE OF

SHARES IN THE CAPITAL OF N-VISION B.V.

AGREEMENT

DATED 14 March 2015

PARTIES

(1)	ITI MEDIA GROUP LIMITED a limited liability company incorporated under the laws of the Republic of Cyprus and registered with the Registrar of Companies in Nicosia with company number 292048 and whose registered office is at 16 Kyriakou Matsi Avenue, Eagle House 3rd Floor, 1082 Nicosia, Republic of Cyprus (“ITI”);

(2)	GROUPE CANAL+ S.A. a company incorporated under the laws of France whose principal executive office is at 1 Place du Spectacle, 92130 Issy-les-Moulineaux, France (“GC+”),

ITI and GC+ each being a “Seller” and together the “Sellers”;

(3)	SOUTHBANK MEDIA LTD. a company incorporated under the laws of England with company number 07471020 whose registered office is at One Fleet Place, London, United Kingdom EC4M 7WS (the “Buyer”); and

(4)	SCRIPPS NETWORKS INTERACTIVE, INC. a company incorporated under the laws of the State of Ohio with its principal place of business at 9721 Sherrill Boulevard, Knoxville, Tennessee, USA (the “Buyer Guarantor”).

BACKGROUND

The Sellers have agreed to sell and the Buyer has agreed to purchase the Shares upon the terms and subject to the conditions of this agreement.

OPERATIVE PROVISIONS

1.	INTERPRETATION

1.1	In this agreement, unless the context otherwise requires:

“Accounts” means the Accounts of N-Vision, the Accounts of PTH, the Accounts of TVN and the Accounts of N/C+;

“Accounts of N/C+” means:

(a)	the audited stand-alone financial statements of N/C+ prepared in accordance with IFRS for the period from 1 December 2011 to 31 October 2013 including the notes thereto and the applicable directors’ and auditor’s reports at 6.11.1.1 in the N/C+ Data Room;

(b)	the audited stand-alone financial statements of Cyfra+ prepared in accordance with GAAP as of and for the financial year ended on 31 December 2013 including the notes thereto and the applicable directors’ and auditor’s reports at 6.11.1.2 in the N/C+ Data Room; and

(c)	the unaudited consolidated balance sheet, profit and loss statement and the statement of the cash flows of N/C+ prepared for consolidation reporting purposes in accordance with IFRS as of and for the financial year ended on the Balance Sheet Date including the applicable auditor’s report relating thereto at 6.11.1.5 and 6.11.1.6 in the N/C+ Data Room;

“Accounts of N-Vision” means the audited consolidated and unaudited stand-alone financial statements of N-Vision prepared in accordance with IFRS as of and for the financial years ended on 31 December 2013 and the Balance Sheet Date including the notes thereto and the applicable directors’ and auditor’s reports, copies of which are at 1.3.5, 1.3.6, 1.3.10 and 1.3.11 in the N-Vision/PTH Data Room;

“Accounts of PTH” means the audited consolidated and stand-alone financial statements for PTH prepared in accordance with IFRS as of and for the financial years ended on 31 December 2013 and the Balance Sheet Date including the notes thereto and the applicable directors’ and auditor’s reports, copies of which are at 2.4.11, 2.4.12, 2.4.16 and 2.4.17 in the N-Vision/PTH Data Room;

“Accounts of TVN” means the audited consolidated and stand-alone financial statements of TVN prepared in accordance with IFRS as of and for the financial years ended on 31 December 2013 and the Balance Sheet Date including the notes thereto and the applicable directors’ and auditors reports, copies of which are at 3.2.23.1 and 3.2.23.2 in the TVN Data Room;

“Affiliate”:

(a)	in relation to any person, means any other person that, directly or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such person from time to time; and

(b)	in relation to ITI, shall include the ITI Principals, the ITI Controllers and the ITI Associates,

but in relation to the Sellers excludes the Target Group, N/C+ and Onet;

“Agreed Form” means, in relation to a document, the form of that document which has been negotiated and agreed between each of the Sellers and the Buyer and initialled by or on behalf of each of them as evidence of that agreement;

“Anti-Corruption Law” means:

(a)	the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, 1997;

(b)	the Foreign Corrupt Practices Act of 1977 of the United States of America, as amended by the Foreign Corrupt Practices Act Amendments of 1988 and 1998, and as may be further amended and supplemented from time to time;

(c)	the Polish Act on Counteracting Money Laundering and Terrorism Financing of 16 November 2000; and

(d)	any other Applicable Law which prohibits the conferring of any gift, payment or other benefit on any person or any officer, employee, agent or adviser of such person;

“Applicable Law” all laws, regulations, directives, statutes, subordinate legislation and civil and common law codes, all judgments, orders, decrees, notices, instructions, decisions and awards of any Governmental Entity and all codes of practice, statutory guidance and policy notes having force of law, in each case to the extent applicable;

“Balance Sheet Date” means 31 December 2014;

“Benefit Plan Payments” means transaction bonuses or similar payments under the TVN Benefit Plan payable as a result of the consummation of the transactions contemplated by this agreement;

“Business Day” means a day (not being a Saturday or a Sunday) on which banks generally are open in New York, USA, Warsaw, Poland, Nicosia, Cyprus, Amsterdam, The Netherlands and in Paris, France for the transaction of normal banking business;

“Buyer Obligations” means all obligations of the Buyer (including the due and punctual payment of the Consideration) under the Transaction Documents;

“Buyer’s Group” means the Buyer and its Affiliates for the time being other than the Target Group and the expression “member of the Buyer’s Group” shall be construed accordingly;

“Claim” means any Warranty Claim, claim under the Title Warranties, Tax Warranty Claim, Tax Covenant Claim or any other claim of the Buyer under this agreement (including contingent claims) other than any claim pursuant to clauses 5 and 8.8;

“Combination Completion Date” means 30 November 2012;

“Completion” means completion of the sale and purchase of the Shares as provided in clause 7 and Schedule 3;

“Completion Date” means the date which is twenty-two (22) Business Days following the satisfaction of the Conditions in clause 2.1(a) or such other date as the parties may agree for Completion, or, as the context shall require, the date on which Completion shall have taken place;

“Conditions” means the conditions precedent to Completion set out in clause 2.1;

“Confidentiality Agreement” means, collectively, the confidentiality agreement entered into between the Buyer and the Sellers dated 28 October 2014, and the special confidentiality agreement between the Buyer and TVN dated 23 December 2014;

“Confidential Information” means:

(a)	in relation to the obligations of the Buyer:

(i)	until the Completion Date only, any information received or held by the Buyer (or any of its Affiliates or advisors) relating to the Target Companies; and

(ii)	any information received or held by the Buyer (or any of its Affiliates or advisors) relating to N/C+, either of the Sellers or their Affiliates;

(b)	in relation to the obligations of a Seller, any information received or held by that Seller or its Affiliates or any of their respective advisors, relating to the Buyer or its Affiliates; and

(c)	information relating to the existence of, provisions of, and negotiations leading to, this agreement,

and includes written information and information transferred or obtained orally, visually, electronically or by any other means;

“Contract” means any contract, commitment or undertaking (written or oral) that is (or is intended to be) legally binding;

“Control” means, in relation to any person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that person, whether through the ownership of voting shares, by contract or credit arrangement, as trustee or executor, or otherwise, and the terms “Controlled by”, “under common Control with” and “a Controlling interest in” shall be construed accordingly;

“Consideration” has the meaning set out in clause 4.1;

“Cyfra+” means Canal+ Cyfrowy Spółka Akcyina, a joint stock company incorporated under the laws of Poland, with its registered office at Al. Gen. Wł. Sikorskiego 9, 02-758 Warsaw, Poland, entered into the Register of Business Entities of the National Court Register maintained by the District Court for the capital city of Warsaw in Warsaw, XIII Commercial Division of the National Court Register, under KRS No. 427395 and which was merged into Neovision to form N/C+ by way of statutory merger on 2 June 2014;

“Data Pack” means the information pack provided by the Sellers to the Buyer on 29 October 2014;

“Data Rooms” means the documents and information contained as of 13 March 2015 in:

(a)	the “TVN S.A. 465460” data room relating to the TVN Group provided by Intralinks (the “TVN Data Room”);

(b)	the “Project Espresso – Napoli” data room relating to N/C+ provided by Intralinks (the “N/C+ Data Room”); and

(c)	the “Project Espresso – Paris” data room relating to N-Vision and PTH provided by Intralinks (the “N-Vision/PTH Data Room”),

each of which will be recorded onto DVDs, the indices of which are attached to the Disclosure Letter;

“Deed of Termination” means a deed of release and termination in relation to the N-Vision SHA in the Agreed Form;

“Defaulting Party” has the meaning set out in clause 7.4;

“Disclosed” means fairly disclosed (with sufficient detail to identify the nature and scope of the matter disclosed) in the Accounts, Disclosure Letter, Data Rooms, Data Pack, Transaction Documents or Vendor Due Diligence Reports;

“Disclosure Letter” means the disclosure letter dated with the date of this agreement from the Sellers to the Buyer;

“Dividend Leakage” means (i) any dividend or distribution declared, paid or made by any Target Company, N/C+ and/or Onet to a Related Person or (ii) any other payments made or agreed to be made by any Target Company, N/C+ and/or Onet to a Related Person in respect of any share capital, loan capital or other securities of any Target Company, N/C+ and/or Onet being issued, redeemed, purchased or repaid, or any other return of capital;

“Encumbrance” means any charge, mortgage, equitable right, power of sale, claim, state or community property interest, condition, equitable interest, lien, option, pledge, hypothecation, usufruct, retention of title, right of pre-emption, reservation, servitude, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, exercise of any other attribute of ownership or any third party right of any kind or an agreement, arrangement or obligation to create any of the foregoing;

“Escrow Agreement” means the escrow agreement in the Agreed Form to be entered into between the Sellers, the Buyer, the Buyer Guarantor, TVN and Clifford Chance Janicka, Krużewski, Namiotkiewiczi wspólnicy spółka komandytowa pursuant to which the DVDs containing certain of the information in the TVN Data Room will be held in escrow;

“Exchange Rate” means in respect of a particular currency for a particular date, the spot rate of exchange (the closing mid-point) for that currency into Euro on such date as published in the London edition of the Financial Times first published after that date or, where no such rate is published in respect of that currency for such date, at the rate quoted by Bloomberg as at the close of business in London on such date;

“Fundamental Covenants” means the obligations under clause 6.1 to the extent that they relate to the covenants in paragraphs 2(a), 2(b), 2(c), 2(d), 2(e), 2(f), 2(i) and (to the extent it relates to the covenants referred to in this definition) 2(t) of Schedule 2;

“Fundamental Warranties” means the Title Warranties and the Warranties in paragraphs 5.1, 5.2, 5.3, 5.4 and 6 of the N-Vision and PTH Warranties, paragraphs 4.1, 4.2, 4.4, 4.5 of the TVN Warranties and paragraphs 4.1, 4.2, 4.4 and 4.5 of the N/C+ Warranties;

“GAAP” means the generally accepted accounting principles in the Republic of Poland as in effect for the period with respect to which such principles are applied;

“GC+ Waiver” means the waiver in the Agreed Form dated on or about the date of this agreement given by GC+ in respect of the call option under the N/C+ SHA;

“Governmental Entity” means any supra national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority of the same) or any quasi-governmental, industry or trade or private body exercising any regulatory or quasi regulatory, taxing, importing or other governmental or quasi-governmental power or authority, including securities exchanges, competition authorities, arbitrators and the European Union;

“IFRS” means the International Financial Reporting Standards as adopted by the European Union;

“Information Privacy and Security Laws” shall mean all applicable European Union, national, federal, state, provincial or local laws concerning the privacy and/or security of personally identifiable information, and all regulations promulgated thereunder;

“Intellectual Property Rights” means patents, registered and unregistered trademarks and service marks, domain names, registered and unregistered designs, moral rights, author’s economic rights, format rights, copyrights including copyrights to the works embodied in the trademarks, derivative copyrights; rights in trade secrets, databases and rights in know-how and ideas (whether registered or unregistered);

“ITI Associate” means any ITI Principal’s or ITI Controller’s spouse, children under the age of 18 years, related family trusts and any business entity which is Controlled by the ITI Principal or ITI Controller or any such person;

“ITI Controller” means any parent undertaking of ITI or any person having (or persons acting collectively to maintain) a Controlling interest in ITI;

“ITI Holdings” means International Trading and Investments Holdings S.A. Luxembourg;

“ITI Principals” means each of the persons listed in Part 1 and Part 2 of Appendix 1 to the Disclosure Letter;

“ITI Subsidiary” shall mean any of N-Vision, PTH, TVN and each member of the TVN Group;

“Key Employee” means:

(a)	the individuals listed in Part 1 of Appendix 2 to the Disclosure Letter;

(b)	other than for the purposes of clause 1.2(m), the individuals listed in Part 2 of Appendix 2 to the Disclosure Letter; and

(c)	solely for the purposes of clauses 1.2(m) and 10.2 and paragraph 7 of the TVN Warranties, the individual listed in Part 3 of Appendix 2 to the Disclosure Letter;

“Leakage” means:

(a)	any Dividend Leakage;

(b)	any management fees, service fees, board fees, monitoring fees, directors’ fees or other fees or compensation (other than of a sort addressed by (g) or (h) below) paid by any Target Company, N/C+ and/or Onet to a Related Person;

(c)	any liabilities assumed, guaranteed, indemnified, security given or incurred by any Target Company, N/C+ and/or Onet for the benefit of a Related Person;

(d)	the waiver by any Target Company, N/C+ and/or Onet any amount owed to the Target Company, N/C+ and/or Onet by a Related Person;

(e)	any Benefit Plan Payments;

(f)	any Transaction Costs;

(g)	any amounts paid by any Target Company and/or N/C+ to a Related Person in excess of the value of any assets, goods or services received by that Target Company and/or N/C+ pursuant to the relevant transaction with such Related Person assuming that such transaction had been conducted on an arm’s length basis;

(h)	the value of any assets, goods or services provided by any Target Company and/or N/C+ to a Related Person assuming that such transaction had been conducted on an arm’s length basis less any amounts received by such Target Company and/or N/C+ from the relevant Related Person in respect of such assets, goods or services;

(i)	the forgiveness (or other change of terms) of any indebtedness or other liability, the payment of interest or principal in respect of any indebtedness (otherwise than in accordance with its terms as of the date of this agreement), in each case owed by a Related Person to any Target Company, N/C+ and/or Onet;

(j)	any gifts or gratuitous payments by any Target Company, N/C+ and/or Onet to a Related Person;

(k)	any upward revisions to the terms of remuneration of any employee, officer or director of the TVN Group, save to the extent in accordance with past practice, who is also an employee, officer or director of a Related Person;

(l)	any other net economic benefits of any kind (not covered by (a) to (k) above) conferred on a Related Person by any Target Company, N/C+ and/or Onet; and

(m)	any agreement, commitments or arrangement by or on behalf of any Target Company, N/C+ and/or Onet, as applicable, to give effect to any of the matters referred to in (a) to (l) above,

but in each case excluding Permitted Leakage;

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits or proceedings (whether public or private) by or before any Governmental Entity;

“Liability Proportion” means:

(a)	in relation to N-Vision or PTH, 100 percent;

(b)	in relation to TVN or any of its wholly-owned subsidiaries, the Ownership Proportion; and

(c)	in the case of entities which are not directly or indirectly wholly-owned by TVN (including N/C+ and Onet), the Ownership Proportion multiplied by the percentage holding or economic interest, whichever is greater, owned (directly or indirectly) by TVN in the relevant entity;

“Liberty SHA” means the shareholders’ agreement in relation to N/C+, dated as of 10 August 2001, by and among GC+, United Pan-Europe Communications N.V., Polska Telewizja Cyfra+ and Polcom Invest S.A., as amended;

“Long Stop Date” means 31 July 2015 or such later date as the Sellers may specify in writing, being not later than 31 December 2015;

“Losses” means all claims, losses, disputes, damages, payments, awards, costs, interest and expenses, including reasonable attorneys and consultants’ fees and expenses and including any such reasonable out-of-pocket expenses incurred in connection with investigating, defending against or settling any of the foregoing;

“Material Contracts” means any Contract of the TVN Group which:

(a)	has been or should have been publicly disclosed by TVN in accordance with Applicable Law or stock exchange regulation;

(b)	imposes a financial commitment on the TVN Group, or involves aggregate payments (or other consideration) to the TVN Group, in each case in excess of €5,000,000 (or its equivalent in another currency at the time) in aggregate; or

(c)	which is listed in Appendix 3 to the Disclosure Letter,

in each case in effect as at the date of this agreement;

“Material Covenants” means the obligations under clause 6.1 to the extent that they relate to the covenants in paragraphs 2(g), 2(h), 2(j), 2(k) and (to the extent it relates to the covenants referred to in this definition) 2(t) of Schedule 2;

“Material N/C+ Contracts” means any Contract of N/C+, which imposes a financial commitment on N/C+ after the Balance Sheet Date, or involves aggregate payments (or other consideration) to N/C+ after the Balance Sheet Date, in each case in excess of:

(a)	€10,000,000 (or its equivalent in another currency at the time) over any 12 month period; or

(b)	€25,000,000 (or its equivalent in another currency at the time) in aggregate,

in each case in effect as at the date of this agreement;

“Material TVN Permit” means:

(a)	the broadcasting license No. 230/K/2013-T dated 18 September 2013 relating to the broadcasting of TVN TV channel;

(b)	the broadcasting license No. 157/K/2012-T dated 31 January 2012 relating to the broadcasting of TVN siedem TV channel;

(c)	the broadcasting license No. 474/2011-T dated 16 March 2011 relating to the broadcasting of TVN24 channel;

(d)	the broadcasting license No. 236/K/2013-T dated 16 October 2013 relating to the broadcasting of TVN Style channel;

(e)	broadcasting license no. 465/2011-T dated 24 February 2011 to broadcast the TTV TV channel; and

(f)	the frequency reservation decision No. DZC-WTV-5157-14/10 dated 7 July 2010 (in the part relating to TVN), as amended;

“Merger Regulation” means Council Regulation of 20 January 2004 on the control of concentrations between undertakings (139/2004/EC);

“N/C+” means ITI Neovision Spółka Akcyjna, a joint stock company incorporated under the laws of Poland, with its registered office in Warsaw at Al. Gen. Wł Sikorskiego 9, 02-758 Warsaw, Poland entered into the Register of Business Entities of the National Court Register, maintained by the District Court for the capital city of Warsaw in Warsaw, XIII Commercial Division of the National Court Register, under KRS No. 469644, following the statutory merger of Cyfra+ and Neovision on 2 June 2014;

“N/C+ Business” means the business of N/C+ and its Subsidiaries and investments as carried on at the date of this agreement, including:

(a)	the development, production (including co-production and commissioned production) and distribution of audio-visual content

(b)	the operation, provision and/or distribution, on a paid-for basis, of linear, non-linear or on demand television or video-based content and/or services broadcast and/or distributed by any technology now known or hereafter developed (including terrestrial, cable, wired/wireless, internet, over-the-top, satellite or mobile), whether directly to end-customers or through third party platforms;

(c)	the sale of advertising time or space on any television channel, online media, Internet website or other service, in each case operated by N/C+ and in which N/C+ has an ownership interest; and

(d)	the delivery of TV-related technical and/or transmission services;

(e)	the sale or rental of equipment; and

(f)	the provision or distribution of telecommunication services;

“N/C+ Permits” means any approvals, authorizations, consents, decisions, licenses, permits or certificates issued by a Governmental Entity, or which are required pursuant to Applicable Law in order to conduct the N/C+ Business, including:

(a)	all licenses issued by the Polish National Broadcasting Council to N/C+ for broadcasting of television channels (in Polish: “koncesja na rozpowszechnianie programów telewizyjnych”) as well as all decisions amending these licenses, being in force as of the date hereof; and

(b)	confirmation that N/C+ has registered retransmitted channels in the register kept by the Polish National Broadcasting Council;

“N/C+ SHA” means the parallel shareholders’ agreement in relation to N/C+, dated 18 December 2011 between N/C+, GC+, TVN and Cyfra+, as amended and restated on 30 November 2012;

“N/C+ Warranties” means those Warranties set out at Part 4 of Schedule 4;

“Neovision” means ITI Neovision Spółka Akcyina, a joint stock company incorporated under the laws of Poland, with its registered office in Warsaw at Al. Gen. Wł Sikorskiego 9, 02-758, Warsaw, entered into the Register of Business Entities of the National Court Register, maintained by the District Court for the capital city of Warsaw in Warsaw, XIII Commercial Division of the National Court Register, under KRS No. 469644 which was merged with Cyfra+ to form N/C+ by way of statutory merger on 2 June 2014;

“Non-Defaulting Party” has the meaning set out in clause 7.4;

“Non-Core Arrangements” means agreements or arrangements entered into by the TVN Group in the ordinary course of business for the supply to the TVN Group of administrative, back-office or support related goods or services;

“Non-Tax Claim” means any Claim other than a Tax Claim;

“Notarial Deed” means the notarial deed of transfer of the Shares in a form reasonably satisfactory to the Sellers and the Buyer pursuant to which legal title to the Shares shall pass to the Buyer;

“Notary” means a civil law notary of the law firm of Loyens & Loeff N.V. in Amsterdam;

“Notary Account” means the notarial trusted third party bank account of the Notary, which shall hold the Consideration for the Buyer;

“Notary Letter” means the instruction letter in a form reasonably satisfactory to the Sellers and the Buyer to be signed by the Sellers, the Buyer and the Notary relating to the transfer of the Consideration into the Notary Account and the payment thereof, in accordance with the provisions of Schedule 3;

“N-Vision” means N-Vision B.V., a private limited liability company incorporated under the laws of The Netherlands, with its registered office at De Boelelaan 7, 1083 HJ Amsterdam, The Netherlands, registered with the Trade Register of the Dutch Chamber of Commerce under number 33267336;

“N-Vision and PTH Warranties” means those warranties set out in Part 2 of Schedule 4;

“N-Vision SHA” means the shareholders’ agreement in relation to N-Vision, dated 18 December 2011, between N-Vision, PTH, GC+, ITI Holdings and ITI, as amended;

“Onet” means Onet Holding spółka z ograniczoną odpowiedzialnością, a limited liability company incorporated under the laws of Poland, with its registered office in Warsaw, at ul. Domaniewska 52, 02-672 Warsaw, Poland, entered into the Register of Business Entities of the National Court Register maintained by the District Court for the Capital City of Warsaw in Warsaw, XIII Commercial Division of the National Court Register, under KRS No. 420780;

“Onet Agreements” means:

(a)	the shareholders’ agreement in relation to Onet, dated as of 5 November 2012, between TVN Online Investments Holding B.V. (formerly Grupa Onet Poland Holding B.V.), Ringier Axel Springer Media AG and Vidalia Investments sp. z o.o. at 4.3.2.2 in the TVN Data Room, and

(b)	the share purchase agreement relating to Grupa Onet.pl S.A. dated 4 June 2012 between TVN, Grupa Onet.pl S.A. and Ringier Axel Springer Media AG at 4.3.2.4 in the TVN Data Room, as amended by the amendment agreement dated 5 November 2012 between TVN, Grupa Onet.pl S.A., Ringier Axel Springer Media AG and Vidalia Investments sp z.o.o. at 4.3.2.3 and 4.3.2.4 in the TVN Data Room;

“Ownership Proportion” means the proportion which the number of shares beneficially held by PTH and N-Vision in TVN immediately prior to Completion bears to the total number of issued shares in the capital of TVN excluding treasury shares immediately prior to Completion, expected to be 52.696 percent;

“Participation Agreement” means the participation agreement in relation to N/C+, dated as of 26 November 2011, by and among GC+, LGI Ventures B.V., Liberty Global Europe B.V. and Cyfra+;

“Permitted Leakage” means:

(a)	payments by any member of the Target Group to either Seller or any of their respective Affiliates in compliance with any agreement referred to in Appendix 4 to the Disclosure Letter (other than the agreement referred to as item 4 of Part 2 of Appendix 4 to the Disclosure Letter);

(b)	payments by any member of the Target Group of management fees approved by the supervisory board of TVN to any Affiliate of ITI in the maximum cumulative total amount equal to a prorated portion of the annual amount of €6 million (or its equivalent in another currency at the time), exclusive of VAT, for the period from the Balance Sheet Date to Completion;

(c)	dividends declared, paid or made by N/C+, Onet or a Target Company to its shareholders on a pro rata basis other than any dividends paid by N-Vision;

(d)	payments of interest in accordance with the terms of the indentures constituting the PTH Notes or TVN Notes held or owned by a Related Person as the date of this agreement;

(e)	in respect of a buyback of TVN Notes, if approved by the Buyer under clause 6.2;

(f)	those Transaction Costs:

(i)	listed in Appendix 5 to the Disclosure Letter (not exceeding €4,620,768 in the aggregate plus VAT thereon);

(ii)	incurred by the TVN Group after the date hereof in connection with the proposed tender offer for the shares in TVN not being sold pursuant to this agreement; or

(iii)	incurred by the Target Group or N/C+ after the date hereof in connection with any assistance to be provided pursuant to clause 6.4;

(g)	those Benefit Plan Payments listed in Appendix 6 to the Disclosure Letter (and in any event not to exceed PLN 68,185,003 in the aggregate);

(h)	payments in respect of Tax by any member of the Target Group to either Seller or any of their respective Affiliates pursuant to any group arrangement for the payment of any corporate income tax or VAT liabilities of such member of the Target Group, provided that such payment does not exceed an amount of corporate income tax or VAT that would be payable by the relevant member of the Target Group on a stand-alone basis and the related corporate income tax or VAT liability, as applicable, of the relevant member of the Target Group is discharged by such payment;

(i)	payments in respect of supervisory board fees, to the extent paid in the ordinary course of business and consistent with past practice to all board members;

(j)	payments pursuant to transactions entered into in the ordinary course of business consistent with past practice and on an arms’ length basis; and

(k)	any agreement, commitments or arrangements by or on behalf of any Target Company, N/C+ or Onet, as applicable, to give effect to any of the matters referred to in (a) to (j) above;

“POT” means Polski Operator Telewizyjny Spółka z ograniczoną odpowiedzialnością, a limited liability company incorporated under the laws of Poland with its registered office in Warsaw, at ul. Wiertnicza 6, 02-952 Warsaw, Poland, entered into the Register of Entrepreneurs of the National Court Register, maintained by the District Court for the Capital City of Warsaw, XIII Commercial Division of the National Court Register, under KRS No. 245585;

“PTH” means Polish Television Holding B.V., a private limited liability company incorporated under the laws of The Netherlands, with its registered office at De Boelelaan 7, 1083 HJ Amsterdam, registered with the Trade Register of the Dutch Chamber of Commerce under the number 33306032;

“PTH Notes” means the €300 million 11.00/12.00% senior PIK toggle secured notes due 2021 issued by PTH pursuant to an indenture dated as of 19 September 2013;

“Related Persons” means the Sellers and their Affiliates;

“Relevant Proportion” means in relation to each Seller, the proportion which is set out next to its name in Column IV of Schedule 1;

“Relevant Threshold” means:

(a)	in respect of a matter for which a line item is included in the TVN Budget, €5,000,000 (or its equivalent in another currency at the time) in excess of the relevant line item; and

(b)	in respect of any other matter, €5,000,000 (or its equivalent in another currency at the time);

“Relief” means any relief, loss, allowance, exemption, saving or credit in respect of any Tax; any deduction or set-off in computing income, profits or gains for the purposes of any Tax; or any right to a repayment of or saving of Tax;

“Select N/C+ Contract” means each Contract listed in Appendix 7 to the Disclosure Letter;

“Select TVN Contract” means each Contract listed in Appendix 8 to the Disclosure Letter;

“Seller Representative” means, on behalf of ITI, each of Romano Fanconi and Wojciech Kostrzewa and, on behalf of GC+, each of Gregoire Castaing and Edouard de Chavagnac;

“Seller Warranties” means those warranties set out in Part 1 of Schedule 4;

“Sellers’ Financial Consultants” means (i) Bank of America Merrill Lynch; (ii) J.P. Morgan; and (iii) any of their Affiliates;

“Sellers’ Legal Consultants” means Orrick, Herrington & Sutcliffe (Europe) LLP, Weil, Gotshal & Manges and Salans FMC SNR Denton Oleszczuk Sp.K;

“Shares” means, collectively, the IMG Shares and GC+ Shares (as such terms are defined in articles of association of N-Vision at 1.2.1.1 in the N-Vision/PTH Data Room), comprising the entire issued share capital of N-Vision, as set out in columns II and III of Schedule 1;

“Subsidiary” means any person of which a majority of the outstanding share capital, voting securities or other voting equity interests are owned or Controlled directly or indirectly, by another person;

“Target Companies” or “Target Group” means N-Vision, PTH, TVN and its Subsidiaries (including POT), “Target Company” means any of them and the expression “relevant Target Company” shall be construed accordingly;

“Tax” or “Taxation” means all forms of taxation, duties, imposts, levies, liabilities, contributions, including social security and health insurance contributions, and rates and any charges, deductions or withholdings in the nature of tax of Poland or of any other jurisdiction whenever and wheresoever charged, imposed or deducted, or otherwise payable by law or as a consequence of any direction or order of any Tax Authority, together with all charges, interest, penalties and fines imposed by a Tax Authority which are incidental or relate to or arise in connection with any and all such taxes, duties, imposts, levies, contributions, liabilities, rates, charges, deductions or withholdings regardless of whether any such taxes, duties, imposts, levies, liabilities, contributions, rates, charges, deductions, withholdings, interest, penalties or fines are directly or primarily chargeable against, recoverable from, or attributable to, a Target Company or another person and regardless of whether a Target Company or any other person has or may have any right of reimbursement against any other persons;

“Tax Authority” means any taxing or other authority (whether within or outside Poland) competent to impose, administer, levy or assess any Tax liability or collect any Tax;

“Tax Claim” means a Tax Covenant Claim, any other claim under Schedule 6 and/or a Tax Warranty Claim;

“Tax Covenant” means the covenant set out in paragraph 1 of Part 2 of Schedule 6;

“Tax Covenant Claim” means a claim under the Tax Covenant;

“Tax Law” means any statute, directive, enactment, law, code, judicial decision, judgment, rule, regulation, ordinance, order, decree, injunction or other pronouncement of any Governmental Entity or Tax Authority in relation to Tax and having the effect of law;

“Tax Warranties” means the warranties set out in set out in Part 3 of Schedule 6;

“Tax Warranty Claim” means a claim in respect of any of the Tax Warranties;

“Termination Event” means:

(a)	the occurrence of any event which results in or would reasonably be likely to result in the aggregate advertising revenue of the TVN Group on a consolidated basis, for the twelve month period immediately following the occurrence of such event, to be at least 35 percent. less than the aggregate advertising revenue of the TVN Group on a consolidated basis (calculated on a consistent basis) in the twelve-month period immediately preceding such event; or

(b)	the actual or threatened suspension, revocation, non-renewal or cancellation of any Material TVN Permit prior to Completion to the extent not remedied prior to Completion;

“Title Warranties” means the warranties set out in paragraphs 2, 3, 4, 5, 6 and 7 of the Seller Warranties, paragraphs 1.2, 1.3, 1.4, 1.5, 1.7 and 1.8 of the N-Vision and PTH Warranties, paragraphs 1.2, 1.3, 1.5, 1.6, 1.7, 1.10 and 1.11 of the TVN Warranties, and paragraphs 1.2 and 1.4 of the N/C+ Warranties;

“Transaction Costs” means all costs, fees and expenses of professionals (including investment bankers, attorneys, accountants and other consultants and advisers and including costs associated with the preparation of any Vendor Due Diligence Reports) paid or payable by any member of the Target Group or N/C+ in connection with the transactions contemplated by this agreement;

“Transaction Documents” means this agreement, the Disclosure Letter, the Deed of Termination, the Escrow Agreement, the GC+ Waiver, the Notary Letter and the Notarial Deed;

“TVN” means TVN Spółka Akcyjna, a joint stock company incorporated under the laws of Poland, with its registered office in Warsaw, at ul. Wiertnicza 166, 02-952 Warsaw, Poland, entered into the Register of Business Entities of the National Court Register maintained by the District Court for the City of Warsaw, in Warsaw, XIII Commercial Division of the National Court Register, under KRS No. 213007;

“TVN Benefit Plan” means the benefit plan for the benefit of certain Key Employees, a copy of which is at 4.9.32 in the TVN Data Room;

“TVN Budget” means the TVN Group budget for 2015 including the appendix thereto which is 4.1.2.3 in the TVN Data Room;

“TVN Business” means the business carried on by the TVN Group as at the date of this agreement;

“TVN Data” shall mean all data included in the Intellectual Property Rights of the TVN Group that is material to the TVN Business and contained in any database used or maintained by the TVN Group;

“TVN DTH” means TVN DTH Holdings Sàrl;

“TVN Group” means TVN and its Subsidiaries as at the date of this agreement;

“TVN IT Systems” shall mean all information technology and computer systems (including software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data, digital content and information, whether or not in electronic format, owned by, used in or necessary to the conduct of the business of the TVN Group, taken as a whole;

“TVN Material Subsidiaries” means TVN Media sp. z o.o., Mango Media sp. z o.o. and Stavka sp. z o.o.;

“TVN Notes” means:

(a)	the €175 million 7.875% senior notes due 2018 issued by TVN Finance Corporation III AB (publ) pursuant to an indenture dated as of 19 November 2010; and

(b)	the €430 million 7.375% senior notes due 2020 issued by TVN Finance Corporation III AB (publ) pursuant to an indenture dated as of 16 September 2013;

“TVN Permits” means any approvals, authorizations, consents, decisions, licenses, permits or certificates issued by a Governmental Entity, or which are required pursuant to Applicable Law in order to conduct the TVN Business, including:

(a)	all licenses issued by the Polish National Broadcasting Council to the members of the TVN Group for broadcasting of television channels (in Polish respectively: “koncesja na rozpowszechnianie programów telewizyjnych”) as well as all decisions amending these licenses, being in force as of the date hereof;

(b)	confirmation that each member of the TVN Group has registered programs distributed exclusively in ITC systems in the register kept by the Polish National Broadcasting Council; and

(c)	all frequency licenses issued by the President of the Office of Electronic Communications to TVN for broadcasting of television channels (in Polish: “decyzja o rezerwacji częstotliwości”) as well as all decisions amending these licenses, being in force as of the date hereof;

“TVN Warranties” means the warranties set out at Part 3 of Schedule 4;

“VAT” means tax imposed in accordance with Directive 2006/112/EC (and subsidiary legislation enacted in connection therewith) as well as value added tax (by whatever name known) charged in accordance with equivalent or enabling legislation in any jurisdiction of the European Union and any tax of a similar nature (including, without limitation, tax levied by reference to added value, turnover, consumption, goods and services or sales);

“Vendor Due Diligence Reports” means the due diligence reports relating to the Target Group and N/C+ as provided to the Buyer, including:

(a)	the legal due diligence report relating to the Target Group and N/C+ prepared by Weil, Gotshal & Manges, dated 18 December 2014;

(b)	the limited legal due diligence report relating to N/C+ prepared by Orrick, Herrington & Sutcliffe (Europe) LLP and Salans FMC SNR Denton Oleszczuk sp.k., Part 1 of which is dated 28 January 2015 and Part 2 of which is dated 4 March 2015;

(c)	the financial and tax due diligence report relating to the Target Group prepared by PwC Polska sp. z.o.o., dated 19 December 2014;

(d)	the commercial due diligence report relating to the Target Group prepared by Solon Management Consulting sp. z.o.o. sp. k and dated 18 December 2014;

(e)	the commercial due diligence report relating to N/C+ prepared by Solon Management Consulting sp. z.o.o. sp. k., dated 24 December 2014; and

(f)	the limited financial and tax due diligence report relating to N/C+ prepared by PwC Polska sp. z o. o., dated 14 January 2015;

“Warranties” means the Seller Warranties, the N-Vision and PTH Warranties, the TVN Warranties, the Tax Warranties and the N/C+ Warranties; and

“Warranty Claim” means a claim in respect of the Warranties (other than the Title Warranties and the Tax Warranties).

1.2	In this agreement, unless the context otherwise requires:

(a)	a reference to a person shall be construed so as to include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (in each case whether or not having separate legal personality);

(b)	“parties” means the parties to this agreement and “party” means any of them;

(c)	references to “this agreement” shall include the Background and Schedules to it, which form part of this agreement, and references to clauses, the Background and Schedules are to clauses of and the Background and Schedules to this agreement;

(d)	the headings are inserted for convenience only and shall not affect the construction of this agreement;

(e)	words in the singular shall include the plural and vice versa;

(f)	a reference to one gender includes all genders;

(g)	references to any English legal term for any action, remedy, method or judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be deemed to include that which in that jurisdiction most nearly approximates to the English legal term in question;

(h)	references to “€” or “Euro” are references to the single currency which has been adopted by member states of the European Union under the legislation of the European Community for Economic and Monetary Union;

(i)	references to “PLN” are references to zloty, the lawful currency of the Republic of Poland;

(j)	references to statutory provisions shall be construed as references to those provisions as respectively amended, consolidated, extended or re-enacted from time to time and shall include the corresponding provisions of any earlier legislation (whether repealed or not) and any orders, regulations, instruments or other subordinate legislation made from time to time under the statute concerned save to the extent any amendment or re-enactment coming into force (or statute, statutory provisions or subordinate legislation made) on or after the date of this agreement creates a liability or increases the liability of any party;

(k)	references to an “associate” or a “connected person” in relation to another person are references to a person who is an associate of or connected with the other person within the meaning of section 448 of the Corporation Tax Act 2010 or sections 1122 and 1123 of the Corporation Tax Act 2010 as appropriate;

(l)	where it is necessary to determine whether a monetary limit or threshold set out in Schedule 7 has been reached or exceeded (as the case may be) and the value of any relevant Claim is expressed in a currency other than Euro, the value of each such claim shall be translated into Euro at the Exchange Rate on the date on which written notification of the existence of such claim is received in accordance with Schedule 7;

(m)	any statement qualified by the expression “to the best of the Sellers’ knowledge” or “as far as the Sellers are aware” or any similar expression, shall be deemed to refer to the actual and/or constructive knowledge of any of: (i) the Seller Representatives and/or (ii) the Key Employees, provided that such persons shall be deemed to have constructive knowledge of such matters as they would have discovered, had they made reasonable enquiries, in the context of the transactions contemplated in this agreement;

(n)	a reference to “includes” or “including” will be construed as “includes without limitation” or “including without limitation” (as the case may be);

(o)	general words shall not be given a restrictive meaning by reason of their being preceded or followed by words indicating a particular class or examples of acts, matters or things;

(p)	if a period of time is specified and dates from a given day or the day of an act or event, it will be calculated exclusive of that day;

(q)	references to “writing” or “written” include any modes of reproducing words in a legible and non-transitory form but do not include writing on the screen of a visual display unit or other similar device; and

(r)	where any indemnity, covenant to pay or payment obligation (a “Payment Obligation”) is expressed to be determined on an “after-Tax basis”, the amount payable pursuant to such Payment Obligation (the “Payment”) shall be calculated in such manner as will ensure that, after taking into account:

(i)	any Tax required to be deducted or withheld from the Payment;

(ii)	the amount and timing of any additional Tax which becomes payable by the recipient of the Payment as a result of the Payment being subject to Tax in the hands of the recipient of the Payment; and

(iii)	any Relief which is obtained by the recipient of the Payment (or Affiliate of that recipient) to the extent such Relief arises as a result of the matter giving rise to the Payment Obligation or as a result of receiving any payment pursuant to that Payment Obligation, the recipient of the Payment is in the same position as that in which it would have been if the matter giving rise to the Payment Obligation had not occurred.

2.	CONDITIONS PRECEDENT

2.1	Clause 3 (Sale and Purchase), clause 4 (Consideration) and clause 7 (Completion) are conditional on the following:

(a)	on or before 5.00 p.m CET on the Long Stop Date all approvals from the competent competition law Governmental Entities in Poland and the competent competition law and media control Governmental Entities in the Republic of Ireland (or, in relation to competition law, the European Commission, if applicable) necessary for Completion of the acquisition of the Shares by the Buyer pursuant to this agreement having been obtained (with whatever conditions or obligations such Governmental Entity shall deem appropriate), either by express approval having being obtained and remaining in full force and effect, and/or by the lapse of all applicable statutory periods (and any extension thereof) after which the approval of such Governmental Entity is deemed to have been granted, and/or by the issuance by such Governmental Entity of a ruling or decision to discontinue the anti-monopoly proceedings or to return the application for anti-monopoly clearance due to the fact that the acquisition of the Shares under this agreement does not require anti-monopoly clearance pursuant to the Applicable Law;

(b)	each of the Fundamental Warranties being true and accurate as of the Completion Date in all material respects and no event having occurred on or before the Completion Date which would cause the Warranties to be untrue or inaccurate as at the Completion Date which event has had or will, with the passage of time, have a material adverse effect on business operations, assets or financial condition of the Target Group (taken as a whole);

(c)	no new legislation, regulation, administrative or court action or proceeding, which is binding on the parties coming into existence on or before the Completion Date which prevents, or seeks to prevent, the transactions contemplated in this agreement;

(d)	the Fundamental Covenants having been complied with in all material respects;

(e)	the Material Covenants having been complied with, save for breach(es) having Breach Value(s) of less than €25,000,000 in aggregate, where the “Breach Value” in relation to a breach means the value of the matter giving rise to the breach less the Relevant Threshold applicable to that matter; and

(f)	no Termination Event having occurred.

2.2	Unless compliance with this clause 2.2 is waived in writing by GC+, where a decision, an authorisation, a consent, an order or an approval from the competent Governmental Entities mentioned in clause 2.1(a) requires any person to divest its direct or indirect shareholding in N/C+, the Condition in clause 2.1(a) shall be deemed to be not satisfied.

2.3	The Buyer shall use its best endeavours to procure the satisfaction of the Condition in clause 2.1(a) as soon as possible, and in any event not later than 5.00 p.m. CET on the Long Stop Date. The Sellers shall each provide reasonable assistance to the Buyer with the foregoing, including the provision of necessary information, making written and/or oral representations to the relevant Governmental Entities, and attending meetings with the relevant Governmental Entities where requested by such Governmental Entities or by the Buyer, acting reasonably.

2.4	Each party shall keep the other fully informed of all progress and developments with regard to satisfaction of the Conditions and in any event shall notify the other immediately in writing as soon as it becomes aware that the same or any of the same have been satisfied or have become incapable of satisfaction and shall produce to the other party such documentation as that other party shall reasonably require to evidence any such satisfaction.

2.5	Without limitation to clauses 2.3 and 2.4, each of the Sellers and the Buyer agrees to co-operate in good faith in the preparation and submission of all filings, applications and notifications required to be made or submitted pursuant to clause 2.1(a) (the “Required Notifications”) and:

(a)	each party shall promptly inform the others of any communication received by it from any Governmental Entity in connection with the Required Notifications and, to the extent practicable, provide the other with reasonable notice of anticipated communications with any relevant Governmental Entity in connection with the Required Notifications together with a reasonable opportunity to participate in and comment on any such communications (to the extent permitted by the relevant Governmental Entity);

(b)	the Buyer shall not send any written communication to any Governmental Entity in relation to the Required Notifications without consulting with, and taking into account the reasonable requirements of, the Sellers;

(c)	each party may, if necessary or desirable, provide confidential information to outside counsel responsible for advising in relation to the necessary filing or submission (subject to execution of mutually satisfactory restricted access agreements with such counsel);

(d)	the Buyer shall not propose or agree any remedy that requires any person to divest its direct or indirect shareholding in N/C+; and

(e)	all requests and enquiries from any Governmental Entity in relation to the Required Notifications shall be dealt with by the Buyer and the Sellers in consultation with the other and each party shall co-operate with and provide all necessary information and assistance reasonably required by such Governmental Entity.

2.6	If by 5.00 p.m. CET on the Long Stop Date the Conditions in clause 2.1(a) have not been satisfied or if any of the Conditions (in the case of the Conditions in clauses 2.1(b), 2.1(d), 2.1(e) and 2.1(f) not having been waived in writing by the Buyer, or in the case of the Condition in clause 2.1(c) not having been waived in writing by the Buyer and the Sellers) have become incapable of satisfaction, this agreement shall terminate and have no further force or effect and no party shall have any liability in respect of it except as regards any antecedent breach and save that this clause 2 and clauses 1 (Interpretation), 13 (Announcements), 14 (Confidentiality), 15 (Notices), 16 (Process Agents), 17 (Entire Agreement), 18 (General), 19 (Governing Law) and 20 (Governing Language) shall survive such termination and continue in full force and effect.

3.	SALE AND PURCHASE

3.1	Each Seller hereby sells and agrees to transfer on Completion and the Buyer hereby purchases and agrees to accept the transfer on Completion of the Shares set out opposite such Seller’s name in Column III of Schedule 1, with full title guarantee, free and clear of any Encumbrances and subject to the terms of this agreement.

3.2	Nothing in this agreement shall oblige the Buyer to buy any of the Shares or complete this agreement unless the sale and purchase of all of the Shares is completed at the same time.

4.	CONSIDERATION

4.1	The purchase price for the Shares (the “Consideration”) shall be €584,008,357.

4.2	The Consideration shall be apportioned between the Sellers in their Relevant Proportions.

4.3	The Consideration shall be paid in full in cash on Completion in accordance with clause 7 and Schedule 3.

5.	LEAKAGE

5.1	Each Seller severally undertakes to the Buyer to pay on an after-Tax basis to the Buyer an amount equal to:

(a)	any Leakage (other than Transaction Costs and Benefit Plan Payments) paid or made to that Seller or any of its Affiliates and any Tax paid or incurred by any

Target Company, N/C+ and/or Onet, as applicable, in connection with such Leakage (except to the extent that any such Tax gives rise to a Tax Covenant Claim, or would give rise to a Tax Covenant Claim but for the applicable limitations in Schedule 6 and/or Schedule 7); and

(b)	that Seller’s Relevant Proportion of:

(i)	any Leakage which is Benefit Plan Payments or Transaction Costs; and

(ii)	any Tax paid or incurred by any Target Company, N/C+ and/or Onet, as applicable, in connection with such Leakage (except to the extent that any such Tax gives rise to a Tax Covenant Claim, or would give rise to a Tax Covenant Claim but for the applicable limitations in Schedule 6 and/or Schedule 7), in the period from (but excluding) the Balance Sheet Date to (but including) the Completion Date, in each case multiplied by the Liability Proportion applicable to the entity which paid or made the Leakage.

5.2	Each Seller warrants to the Buyer that between the Balance Sheet Date and the date of this agreement there has been no Leakage (other than Transaction Costs and Benefit Plan Payments) paid or made to such Seller or any of its Affiliates. The Buyer shall have no claim against either Seller under this clause 5.2, save for a claim arising as a result of the fraud of that Seller.

5.3	The Sellers shall notify the Buyer as soon as practicable upon becoming aware that any Leakage or other payment referred to in clause 5.1 has occurred or is likely to occur between the Balance Sheet Date and Completion.

5.4	To the extent that any amounts due pursuant to clause 5.1 have been agreed in writing between the Buyer and the relevant Seller or Sellers prior to Completion, such amounts shall be settled by way of set off against the Consideration payable to the relevant Seller. No amounts shall become payable pursuant to clause 5.1 prior to Completion.

6.	INTERIM PERIOD

6.1	Subject to clause 6.2, During the period from the date of this agreement up to and including the Completion Date (or if earlier the termination of this agreement in accordance with its terms), each Seller severally covenants to use all of its rights as a shareholder to procure (including by instructing each member of TVN’s supervisory board nominated by the respective Seller to vote in a manner necessary to effect this clause 6.1, subject only to such person’s duties to TVN under Applicable Law) that so far as is permitted under Applicable Law:

(a)	each member of the Target Group complies with the covenants set out in Schedule 2; and

(b)	N/C+ does not enter into any transaction with either of the Sellers or their Affiliates (other than the Target Group) other than on arms’ length commercial terms and in the ordinary course of business.

6.2	Clause 6.1 shall not operate to restrict or prevent:

(a)	any action taken with the prior written consent of the Buyer;

(b)	the completion or performance of any obligations undertaken pursuant to any Disclosed contract or arrangement entered into by any member of the Target Group prior to the date of this agreement;

(c)	any action taken in compliance with the agreements set out in Appendix 4 to the Disclosure Letter;

(d)	any Permitted Leakage;

(e)	the transfer of 5,326,426 additional shares in TVN by ITI to N-Vision prior to Completion and any allotment(s) of the additional shares in N-Vision to ITI specified in Column III of Schedule 1 in connection therewith and any consequential amendment of the articles of association of N-Vision;

(f)	any action required pursuant to the terms of the indentures governing the PTH Notes or the TVN Notes as at the date hereof;

(g)	any buyback of TVN Notes approved in writing by the Buyer;

(h)	the liquidation of TVN DTH;

(i)	any redemption of treasury shares owned by TVN as of the date of this agreement, or amendments to the constitutional documents of TVN necessary to reflect the decrease in TVN’s share capital as a result of such redemption;

(j)	the capitalisation of up to €250,000 owed to shareholders into share premium by N-Vision;

(k)	any action expressly provided for in this agreement or any of the other Transaction Documents;

(l)	any action to the extent required by law, regulation or any Governmental Entity (or at the request of any Governmental Entity); or

(m)	any payments of or on account of Tax by or on behalf of any Target Company in the ordinary course of business of any Target Company.

6.3	The Sellers will in the period from the date of this agreement to the Completion Date:

(a)	procure that copies of the TVN Group’s quarterly reporting package and monthly management accounts are provided to the Buyer promptly after the same are received by the Sellers; and

(b)	promptly inform the Buyer of any matter which is formally raised to TVN’s supervisory board by TVN’s management board, and will provide such information in connection with such matter as the Buyer reasonably requests (to the extent available to the Sellers or their representatives on the supervisory board of TVN).

6.4	Following the date of this agreement, the Sellers shall cooperate in good faith with Buyer so as to allow Buyer to prepare audited consolidated financial statements of the Target Group and other information as required by Regulation S-X 1-02 (w) and prepared in accordance with Rule “3-05 Financial Statements” for purposes of its reports or other filings (including any registration statement, any amendment thereto, or any prospectus or prospectus supplement in connection therewith) with the U.S. Securities and Exchange Commission (the “SEC”), including providing the Buyer and its representatives access to the books and records of the Target Group. The Sellers hereby consent and agree to the filing of such financial statements and information with the SEC (to the extent required) and shall use their respective commercially reasonable efforts to obtain any required consents related to such filing.

6.5	Following the date of this agreement, the Sellers shall use all reasonable endeavours to procure that:

(a)	the supervisory board of TVN approve the Escrow Agreement; and

(b)	promptly following the approval in (a) above, TVN enters into the Escrow Agreement.

6.6	Where any Select TVN Contract or Select N/C+ Contract requires a member of the TVN Group or N/C+ to obtain the consent of, or give notice to, the other contracting party or parties to such Contract as a result of the occurrence of Completion:

(a)	at the reasonable request of the Buyer, the Sellers shall use their best endeavours to ensure that the relevant member of the TVN Group or N/C+ (as applicable) shall give such notice and obtain such consent prior to Completion;

(b)	sub-clause (a) shall not oblige the Sellers, any member of the TVN Group or N/C+ to make any payment, including in respect of consent fees required by the relevant counterparties or in respect of any changes to the terms of any Select TVN Contract or Select N/C+ Contract which are negotiated as part of the consents;

(c)	any costs referred to in sub-clause (b) shall be for the account of the relevant member of the TVN Group or N/C+ (as applicable); and

(d)	the Sellers shall procure that prior to Completion no member of the TVN Group will agree to make any payment in respect of consent fees or make any changes to the terms to any Select TVN Contract without the prior written consent of the Buyer (not to be unreasonably withheld or delayed).

6.7	ITI covenants and undertakes to the Buyer to procure that the transfer by ITI to N-Vision of the 5,326,426 additional shares in TVN referred to in clause 6.2(e) (and any transactions arising under or in relation thereto) will be structured in such a manner so that not to adversely affect the price per TVN share that the Buyer will have to offer in any tender offer (mandatory or otherwise) in connection with, or as a result of, the transactions contemplated in this agreement.

6.8	ITI agrees that it will consult with the Buyer, taking into account its reasonable comments, in relation to the transfer and allotment referred to in clause 6.2(e). ITI shall provide the Buyer with copies of all relevant documentation in draft form before execution and executed copies following execution, and in any event no later than three Business Days prior to Completion.

6.9	To the extent that any liability arises pursuant to clause 6.7, such amount shall be settled by way of set off against the Consideration payable to ITI, with the Buyer acting in good faith. No such amount shall become payable pursuant to clause 6.7 prior to Completion.

7.	COMPLETION

7.1	Subject to the terms and conditions of this agreement, Completion shall take place on the Completion Date at the offices of the Notary at Fred. Roeskestraat 100, 1076 ED Amsterdam, The Netherlands (or at such other place as the parties may agree in writing) at 10.00 a.m. CET on the Completion Date.

7.2	Completion shall take place in accordance with Schedule 3 and each party shall at Completion perform all of the obligations which the provisions of Schedule 3 require it to perform.

7.3	The Notary is a civil law notary of the law firm who is acting for the Buyer. The parties acknowledge that they are aware of the provisions of the Ordinance Containing Rules of Professional Conduct and Ethics (Verordening beroeps-en gedragsregels) of the Royal Professional Organization of Civil Law Notaries (Koninklijke Notariele Beroepsorganisatie).

7.4	If Completion does not take place on the Completion Date because a party (the “Defaulting Party”) fails to comply with any of its obligations under this clause 7 and Schedule 3 (whether such failure by the Defaulting Party amounts to a repudiatory breach or not), the other party (the “Non-defaulting Party”) may by notice to the Defaulting Party or parties:

(a)	proceed to Completion to the extent reasonably practicable (without limiting its rights under this agreement);

(b)	postpone Completion to a date not more than five (5) Business Days after the Completion Date; or

(c)	following at least one postponement pursuant to clause 7.4(b), terminate this agreement.

7.5	If the Non-Defaulting Party postpones Completion to another date in accordance with clause 7.4(b), the provisions of this agreement apply as if that other date is the Completion Date.

7.6	If the Non-Defaulting Party terminates this agreement pursuant to clause 7.4(c), save as set out in 1 (Interpretation), 13 (Announcements), 14 (Confidentiality), 15 (Notices), 16 (Process Agents), 17 (Entire Agreement), 18 (General), 19 (Governing Law) and 20 (Governing Language) each party’s further rights and obligations cease immediately on termination, but termination does not affect a party’s accrued rights and obligations at the date of termination including the Non-Defaulting Party’s right to damages (including for loss of bargain) against the Defaulting Party.

8.	WARRANTIES AND INDEMNITIES

8.1	Each Seller severally warrants to the Buyer that as at the date of this agreement and at Completion, each of the Seller Warranties is true and accurate with respect to itself.

8.2	The Sellers severally warrant to the Buyer that as at the date of this agreement and at Completion, each of the N-Vision and PTH Warranties, the TVN Warranties, the N/C+ Warranties and the Tax Warranties is true and accurate, but the Tax Warranty contained in paragraph 10 (Tax Basis) of Part 3 of Schedule 6 is warranted to the Buyer by ITI only.

8.3	The Buyer warrants to the Sellers as at the date of this agreement and at Completion, that each of the warranties set out in Part 1 of Schedule 5 is true and accurate.

8.4	The Guarantor warrants to the Sellers as at the date of this agreement and at Completion, that each of the warranties set out in Part 2 of Schedule 5 is true and accurate.

8.5	The Warranties are given subject to the matters which are Disclosed. The Buyer shall deliver a duly countersigned copy of the Disclosure Letter to the Sellers on the date of this agreement.

8.6	The only warranties which are given in relation to Tax matters are the Tax Warranties.

8.7	The Tax Covenant will come into effect at Completion.

8.8	The Sellers shall severally indemnify and hold harmless the Buyer on an after-Tax basis from and against all Losses suffered or incurred by the Buyer in connection with or as a result of any breach or inaccuracy of any of the Title Warranties.

8.9	Each Seller covenants and undertakes to the Buyer and its Affiliates that (in the absence of fraud) such Seller:

(a)	has no rights against; and

(b)	shall not make any claim against,

any Target Company or employee, director, agent, officer or adviser of any Target Company on whom it may have relied for the purposes agreeing to any term of, or entering into, any Transaction Document.

8.10	If any Seller becomes aware of any fact or circumstance that results or may result in any of the Warranties being untrue or inaccurate as of the date of this agreement or which results or may result in any of the Warranties being untrue or inaccurate as of Completion on the basis that the Warranties are repeated on the Completion Date, it shall notify the Buyer as soon as practicable and, in any event, prior to Completion.

9.	LIMITATIONS

9.1	The Warranties, the Tax Covenant and certain other obligations of any Seller under this agreement or otherwise to the Buyer are subject to Schedule 7 in so far as any provision of Schedule 7 is expressed to be applicable to the Warranties, the Tax Covenant or such other obligations.

9.2	Nothing in this clause 9 or in Schedule 7 shall exclude or limit any liability or remedy in respect of fraud, fraudulent or wilful misrepresentation or fraudulent or wilful concealment.

10.	SELLERS’ COVENANTS

10.1	This clause 10 is entered into with the intention of assuring to the Buyer the full benefit and value of the goodwill of the Target Group. Accordingly, the Sellers agree that the restrictions in this clause 10 are reasonable and necessary for the protection of the legitimate interests of the Buyer.

10.2	Subject to clause 10.4, ITI undertakes to the Buyer that it shall not, and that it will procure that none of its Affiliates shall, for a period of 18 months from and including the Completion Date:

(a)	carry on, be engaged in, provide services to, be concerned or associated with, be interested in or in any way assist with, any Competing Business in the Restricted Area;

(b)	solicit, offer employment to or employ or offer to enter into any Contract for services with any person who is a Key Employee, or induce any of those employees to terminate his employment with any Target Company; or

(c)	directly or indirectly, without the prior consent of the Buyer, solicit any person, while such person is engaged by any TVN Group Company, who is a key anchor on any significant news programme of the TVN Group or who hosts a significant show of the TVN Group.

10.3	Subject to clause 10.4, GC+ undertakes to the Buyer that it shall not, and that it will procure that no entity in which it holds a 50 percent. or more interest or 50 percent or more of the relevant voting securities shall, for a period of 18 months from and including the Completion Date:

(a)	carry on or be engaged or interested in any Competing Business in the Restricted Area;

(b)	solicit, offer employment to or employ or offer to enter into any Contract for services with any person who is a Key Employee, or induce any of those employees to terminate his employment with any Target Group Company; or

(c)	directly or indirectly, without the prior consent of the Buyer, solicit any person (other than a person who was employed by or who provided services to N/C+ at any time after the Completion Date), while such person is engaged by any TVN Group Company, who is a key anchor on any significant news programme of the TVN Group or who hosts a significant show of the TVN Group.

10.4	Nothing in clause 10.2 and 10.3 shall prohibit or in any way limit:

(a)	the ownership and/or operation by any person of any television content and/or film content production company;

(b)	the participation by Klub Pilkarski Legia Warszawa SSA in the operation of a television channel collectively owned and managed by more than one other football club, offering exclusively football related, pooled television rights;

(c)	N/C+ or any other Affiliate of GC+ from (i) carrying on or developing the N/C+ Business; (ii) operating, distributing or developing N/C+’s existing lifestyle channels (Domo+ and Kuchnia+), (iii) distributing any third party channels, or (iv) launching, operating, distributing or developing the proposed television channel, details of which have been disclosed in the Disclosure Letter;

(d)	any Seller or any of its Affiliates from holding, directly or indirectly not more than five percent of the shares of any company listed or dealt in on any stock exchange;

(e)	any ITI Controller, ITI Principal or ITI Associate being a non-executive director or member of the supervisory board of, or providing advisory services to, any company, provided that no such person shall serve on the board of, or provide advisory or any other services to the persons listed in Appendix 12 to the Disclosure Letter and their respective Affiliates; and/or

(f)	any ITI Controller, ITI Principal or ITI Associate carrying on, being engaged in, providing services to, being concerned or associated with, being interested in or in any way assisting with any non-profit broadcasting initiative financed primarily by one or more Governmental Entities or international organisations, provided that such broadcasting initiative shall not involve primarily the receipt or generation of advertising revenue or subscription fees.

10.5	Clause 10.2 shall not apply in relation to any ITI Principal, ITI Controller or ITI Associate to the extent that such ITI Principal or ITI Controller has undertaken or undertakes directly to the Buyer on behalf of itself and each of its ITI Associates in substantially the terms of this clause 10.

10.6	For purposes of this clause 10:

(a)	“Competing Business” means the operation of:

(i)	any television channel distributed by any technology now known or hereafter developed (including a linear network or on-demand network); or

(ii)	any internet or mobile service which is primarily television or video based,

in each case, the primary focus of which is Restricted Programming or a thematic channel (other than a channel dedicated to sports) primarily targeting a male audience which is directly competitive with TVN’s “Turbo” channel as operated as at the date of this agreement;

(b)	“Restricted Area” means the territory of the Republic of Poland; and

(c)	“Restricted Programming” means (i) news or current affairs, (ii) general entertainment for free-to-air channels, (iii) fashion, style, clothing, hairstyling and other topics related to the fashion industry, (iv) cooking, food, nutrition, food-related health issues, restaurants and other topics related to food and the food industry, (v) home, real estate, home design, landscaping, gardening, and other topics related to home and gardening or (vi) travel and travel-related topics.

11.	BUYER GUARANTEE

11.1	In consideration of the Sellers entering into this agreement, the Buyer Guarantor unconditionally and irrevocably guarantees to the Sellers the due and punctual performance, observance and discharge by the Buyer of all the Buyer Obligations.

11.2	If the Buyer defaults in the performance of any Buyer Obligation, the Buyer Guarantor shall, immediately (and without the need for any demand by the Sellers) perform and discharge the Buyer Obligation in the manner prescribed by a Transaction Document as if it were the Buyer.

11.3

The Buyer Guarantor as a separate and independent obligation and liability from its obligations and liabilities under clauses 11.1 and 11.2, agrees to indemnify and keep indemnified the Sellers in full and on demand from and against all and any losses, costs, claims, liabilities, damages, demands and expenses directly or indirectly suffered or incurred by the Sellers arising out of, or in connection with, any failure by the Buyer to perform or discharge any of the Buyer Obligations.

11.4	The guarantee in this clause 11 shall remain in full force and effect so long as any of the Buyer Obligations has yet to be fully performed or discharged.

11.5	The liability of the Buyer Guarantor under the guarantee in this clause 11 shall not be reduced, discharged or otherwise adversely affected by reason of any act, omission, matter or thing which, but for this clause, would reduce, release or prejudice such obligations, and the Buyer Guarantor waives its right to prior notice of or granting consent to the happening from time to time of any such act, omission, matter or thing, including any of the following:

(a)	any act, omission, matter or thing which would have discharged or affected the liability of the Buyer Guarantor had it been a principal debtor instead of a Buyer Guarantor or indemnifier; or

(b)	anything done or omitted by any person which, but for this provision, might operate or exonerate or discharge the Buyer Guarantor or otherwise reduce or extinguish its liability under the guarantee.

11.6	The Buyer Guarantor waives any right it may have to require the Sellers to proceed against or enforce any other right or claim for payment against any person before claiming from the Buyer Guarantor under this clause 11.

11.7	Until the payment of the Consideration pursuant to clause 4 has been made in full by the Buyer, and unless the Sellers otherwise direct in writing, the Buyer Guarantor shall not exercise any security or other rights it may have by reason of performing its obligations under this clause 11, whether such rights arise by way of set-off, counterclaim, subrogation, indemnity or otherwise.

12.	ASSIGNMENT

12.1	Save as permitted by clause 12.2, no party shall assign, transfer, charge or otherwise deal with any of its rights under this agreement nor grant, declare, create or dispose of any right or interest in it without the prior written consent of the other parties.

12.2	The Buyer may assign the benefit of this agreement and/or of any other Transaction Document to which it is a party, in whole or in part:

(a)	following Completion, to any member of the Buyer’s Group (a “Permitted Assignee”) provided that if such Permitted Assignee subsequently ceases to be a Subsidiary of the Buyer Guarantor, the Buyer will procure that, prior to its ceasing to be such a member, such Permitted Assignee will assign so much of the benefit of the Transaction Documents as has been assigned to it to another Subsidiary of the Buyer Guarantor;

(b)	by way of security to any bank or financial institution lending money or making other banking facilities available to any member of Buyer’s Group; or

(c)	to any insurers providing insurance to any member of the Buyer’s Group in connection with this agreement or any other Transaction Document.

12.3	This agreement will be binding on and enure for the benefit of the successors and permitted assigns of the parties.

12.4	Where any party assigns its rights under this agreement in accordance with this clause 12, the liability of the other parties under this agreement shall be no greater than it would have been had the assignment not occurred.

13.	ANNOUNCEMENTS

No party will release any public announcement, press statement or despatch any circular or other public document relating to any of the Transaction Documents unless and until the form and content of such announcement, statement or circular or other public document have been submitted to, and agreed by, the other parties, provided that nothing in this clause 13 will prohibit any party from making any public announcement, press statement or despatching any circular or other public document as required by Applicable Law or the rules of any stock exchange or by any other Governmental Entity (including any Tax Authority), in which cases, to the extent reasonably practicable the announcement or statement will only be released or the circular or other public document despatched after consultation with the other parties and after taking into account the reasonable requirements of the other parties as to the content of such announcement or circular or other public document.

14.	CONFIDENTIALITY

14.1	The parties agree that the Confidentiality Agreement shall terminate with effect as of the execution hereof, and each party thereto releases and discharges the other from all claims or demands in connection therewith (other than accrued liabilities).

14.2	Each party will treat and will procure that each of its Affiliates will treat as strictly confidential all Confidential Information received or obtained by such person.

14.3	Notwithstanding clause 14.2, any party may disclose information which would otherwise be confidential under clause 14.2 if and to the extent that:

(a)	the information is already in the public domain (other than as a result of a breach by a party or its Affiliates of its obligations under this clause 14 or its obligations under the Confidentiality Agreement);

(b)	the disclosure is permitted or approved in accordance with clause 13;

(c)	the disclosure is required to be made to a Tax Authority or Governmental Entity to which the relevant party or its Affiliate is subject or submits (provided that, unless prohibited by Applicable Law, such disclosure will only be made after consultation with the other parties and after taking into account the reasonable requirements of the other parties as to the content of such disclosure);

(d)	the information is disclosed on a strictly confidential basis to the employees, professional advisers or auditors of such party;

(e)	each of the other parties has given its prior written approval to the disclosure; or

(f)	it does so to its Affiliate provided that, notwithstanding such disclosure, the party making such disclosure will remain fully and completely liable to each other party in accordance with clause 14.2.

15.	NOTICES

15.1	Without prejudice to any other method available for the giving of notice or to any acknowledgement by any party that it has received the same, any notice or other communication to be given under this agreement shall be in writing and shall be delivered or sent to:

(a)	in the case of GC+:

	Address:	Groupe Canal+ S.A. 1, Place du Spectacle 92130 Issy-les-Moulineaux
France

	Attention:	CFO and General Counsel

(b)	in the case of ITI:

	Address:	ITI Media Group Ltd. 16 Kyriakou Matsi Avenue Eagle House, 3rd Floor
1082 Nicosia Cyprus

	Attention:	Managing Director

with a copy (which shall not constitute notice) to:

	Address:	ITI Services Ltd.
Beustweg 12
8032 Zurich Switzerland

	Attention:	Corporate Secretary

(c)	in the case of the Buyer:

	Address:	Southbank Media Ltd.
C/O SNR Denton UK LLP
One Fleet Place
London EC4M 7WS
England, United Kingdom

	Attention:	Chief Legal Officer of Scripps Networks Interactive, Inc.

(d)	in the case of the Buyer Guarantor:

	Address:	Scripps Networks Interactive, Inc.
9721 Sherrill Boulevard, Knoxville
Tennessee, USA

	Attention:	Chief Legal Officer

or in the case of any party, such other address as may be notified from time to time by that party to the other party in accordance with this clause 15.

15.2	Any notice shall be valid if delivered by hand (including by courier) or pre-paid first class post (airmail if sent from an address in a different country to the delivery address) and:

(a)	if delivered by hand shall conclusively be deemed to have been given or served at the time of despatch if delivered on a Business Day or (if not so delivered) on the next following Business Day; and

(b)	if sent by post in the manner described above shall conclusively be deemed to have been received 48 hours after the posting of the same (or on the third Business Day if sent from an address in a different country to the delivery address).

15.3	In proving service pursuant to this clause 15 it shall be sufficient to prove that the envelope containing such notice was addressed to the address of the relevant party set out in clause 15.1 (or as otherwise notified by that party under this agreement) and delivered either to that address or into the custody of the postal authorities as a special delivery or airmail letter.

15.4	Notice given under this agreement shall not be validly served if sent by email or facsimile transmission.

16.	APPOINTMENT OF PROCESS AGENTS

16.1	Each Seller and the Buyer Guarantor shall ensure that there is at all times appointed an agent for service of process on it in England in relation to any matter arising out of this agreement or any of the other Transaction Documents, service upon whom shall be deemed completed whether or not forwarded to or received by that party and the appointing party shall notify the other parties hereto of the name of such agent and their contact details.

16.2	Each Seller and the Buyer Guarantor may from time to time appoint a new process agent acceptable to each of the other parties (acting reasonably) to receive service of process in England pursuant to clause 16.1. Each party shall give notice to the other parties in writing of any change in the address of its process agent within 28 days of such change.

16.3	If any process agent appointed pursuant to this clause 16 ceases to have an address in England, the party appointing such agent irrevocably agrees to appoint a new process agent acceptable to the other parties (acting reasonably) and to deliver to the other parties within 14 days a copy of a written acceptance of appointment by its new process agent.

16.4	Pursuant to clause 16.1:

(a)	GC+ appoints StudioCanal Holding UK Limited of 50 Marshall Street, London W1F 9BQ;

(b)	ITI appoints Law Debenture Corporate Services Limited of Fifth Floor, 100 Wood Street, London EC2V 7EX; and

(c)	the Buyer Guarantor appoints the Buyer,

as its agent for service of process on it in England in relation to any matter arising out of this agreement and the other Transaction Documents.

17.	ENTIRE AGREEMENT

17.1	The parties confirm that this agreement together with the other Transaction Documents, represents the entire understanding, and constitutes the whole agreement, in relation to its subject matter and supersedes any previous agreement between the Parties with respect to such subject matter.

17.2	Each party acknowledges and represents that it has not entered into this agreement in reliance on any Representation other than those set out in this agreement, and no party shall be liable to another party for a Representation that is not set out in this agreement, provided that this clause 17 shall not exclude any liability for (or remedy in respect of) fraud, fraudulent or wilful misrepresentation or fraudulent or wilful concealment.

For purposes of this clause 17.2, “Representation” means a representation, statement, assurance, covenant, undertaking, indemnity, guarantee or commitment (whether contractual or otherwise).

18.	GENERAL

18.1	Subject only to any deemed amendment to, or severance of, any provision of this agreement pursuant to clause 18.3, no amendment or variation of the terms of this agreement will be effective unless it is made or confirmed in a written document signed by all of the parties.

18.2	This agreement may be executed in any number of counterparts, and by each of the parties on separate counterparts, but will not be effective until all of the parties have executed at least one counterpart. All the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this agreement.

18.3	In the event that any provision of this agreement is void or unenforceable by reason of any provision of Applicable Law, such provision will be deemed to be modified to the extent necessary to render it legal, valid and enforceable. If no such modification is possible, it will be deleted and the remaining provisions of this agreement will continue in full force and effect and if necessary, be so amended as is necessary to give effect to the commercial intentions of the parties so far as possible.

18.4	Save as expressly set out in this agreement, every payment payable under this agreement will be made in full without any set-off or counterclaim howsoever arising and will be free and clear of, and without deduction of, or withholding for or on account of, any amount which is due and payable, save as may be required by law.

18.5	Without prejudice to clause 2.1, the Buyer shall have no right to rescind this agreement in respect of any breach of this agreement and its sole remedy in respect of such breach shall be in damages for breach of contract save that the Parties acknowledge that damages alone may not be an adequate remedy for a breach of clause 10 or 14 and accordingly each party shall be entitled to seek the remedies of injunction, specific performance or other equitable relief for an actual or threatened breach of clause 10 or clause 14.

18.6	Any payment made by a Seller to the Buyer under this agreement shall (to the extent permitted by Tax Law) be by way of reduction in, and repayment of, the Consideration provided that the Consideration paid to any Seller shall not be deemed to be reduced below zero. Any payment made by the Buyer to a Seller under this agreement shall (to the extent permitted by Tax Law) be by way of an increase in the Consideration.

18.7	Except for clause 8.9 which is intended to be for the benefit of and enforceable by the persons listed therein, nothing in this agreement confers any rights on any other person (other than the parties) pursuant to the Contracts (Rights of Third Parties) Act 1999. This agreement may be varied by agreement amongst the parties without the consent of any person listed in clause 8.9.

18.8	Each party shall pay its own costs and expenses in connection with the preparation and carrying into effect of this agreement and the other Transaction Documents. The allocation between the Sellers of the costs incurred by the Sellers shall be as separately agreed between them.

18.9

Save as otherwise provided in this agreement, the failure to exercise or delay in exercising a right or remedy provided by this agreement or by law does not impair or constitute a waiver of the right or remedy or an impairment of or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this agreement or by law prevents further exercise of the right or remedy or the exercise of another right or remedy.

18.10	The Buyer shall bear the cost of all registration, stamp and transfer taxes and duties or their equivalents in all jurisdictions where such fees, taxes and duties are payable as a result of the sale and transfer of the Shares as contemplated by this agreement (save that, for the avoidance of doubt, this clause 18.10 shall not apply to the transfer of 5,326,426 additional shares in TVN by ITI to N-Vision and any allotment(s) of the additional shares in N-Vision to ITI as contemplated by clause 6.2(e) of this agreement). The Buyer shall be responsible for arranging the payment of all such fees, taxes and duties, including fulfilling any administrative or reporting obligation imposed by the jurisdiction in question in connection with such payment.

18.11	Save as otherwise provided in this agreement, the rights and remedies of the parties contained in this agreement are cumulative and not exclusive of rights or remedies provided by law.

18.12	Except to the extent that they have been performed and except where this agreement provides otherwise, the obligations contained in this agreement remain in force after Completion.

18.13	Each party acknowledges, after due and careful consideration, that:

(a)	it is not entering into any of the Transaction Documents in consequence of or in reliance on any communication which is unlawful under any Applicable Law made by any other party or such other party’s professional advisers;

(b)	except as expressly provided in this agreement, it is entering into this agreement solely in reliance on its own commercial assessment and investigations and advice from its own professional advisers; and

(c)	the other parties are entering into this agreement in reliance on the acknowledgements given in this clause 18.13.

18.14	Each party shall, at its own cost and expense, execute and do all such deeds, documents, acts and things as may reasonably be requested by another party in order for the transactions contemplated by this agreement and the Transaction Documents.

19.	GOVERNING LAW

19.1	This agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with laws of England, it being understood that the notarial deed of transfer in respect of the Shares will be governed by and construed in accordance with laws of The Netherlands.

19.2	Each party irrevocably agrees that the courts of England will have exclusive jurisdiction in relation to any claim, dispute or difference concerning this agreement and any matter arising from it (including any dispute relating to any non-contractual obligations arising out of or in connection with this agreement). Each party irrevocably waives any right that it may have to object to an action being brought in those courts, to claim that the action has been brought in an inconvenient forum or to claim that those courts do not have jurisdiction.

20.	GOVERNING LANGUAGE

20.1	This agreement is drawn up in the English language. If this agreement is translated into another language, the English language text prevails.

20.2	Each notice, demand, request, statement, instrument, certificate or other communication given, delivered or made by a party to any other party under or in connection with this agreement shall be:

(a)	in English; or

(b)	if not in English, accompanied by an English translation made by a translator, and certified by such translator to be accurate,

provided that: (i) the notarial deeds of amendment of the articles of association of N-Vision and PTH which will be governed by Dutch law shall be in the Dutch language which shall prevail over any official, unofficial or sworn translation of the same, and (ii) matters Disclosed may be in English, Polish or Dutch.

20.3	The receiving party shall be entitled to assume the accuracy of and rely upon any English translation of any document provided pursuant to clause 20.2(b).

IN WITNESS of which this document has been executed as a deed by the Buyer Guarantor and is intended to be and is delivered by the Buyer Guarantor on the date first mentioned above, and SIGNED by or on behalf of the other parties.

SCHEDULE 1

THE SELLERS

I Seller	II Shares at the date of this Agreement	III Shares at Completion	IV Relevant Proportion
ITI	29,997,591 IMG Shares	32,745,803 IMG Shares	53.187%
GC+	28,821,215 GC+ Shares	28,821,215 GC+ Shares	46.813%

TOTALS	58,818,806 Shares	61,567,018 Shares	100%

Part 1

SCHEDULE 2

INTERIM PERIOD COVENANTS

1.	Each Target Company shall:

(a)	carry on business in the ordinary course consistent with past practice and with a view to profit; and

(b)	use all reasonable endeavours to preserve and protect its business.

2.	No Target Company shall:

(a)	in relation to N-Vision, PTH and TVN only, amend its charter, articles of incorporation or other constitutional document;

(b)	transfer, sell or dispose of any shares, securities or other ownership interests in any Target Company or grant options (other than employee share options of TVN granted in the ordinary course of business pursuant to share option plans in force at the date of this agreement), warrants, calls, or other rights to any person enabling it to purchase or otherwise acquire such shares, securities or other ownership interests;

(c)	vary the terms (if that variation requires the consent of the relevant noteholders), or pass any resolution to effect the early redemption of the PTH Notes and/or the TVN Notes or take any action which would be prohibited by the indentures governing the same;

(d)	enter, or agree to enter, into any merger or consolidation between any member of the Target Group and any person;

(e)	in relation to N-Vision only, declare, pay or make any dividend or distribution;

(f)	effect any proposal to wind up any Target Company or other voluntary proceeding seeking liquidation, administration (whether out of court of otherwise), reorganisation, readjustment or other relief under any bankruptcy, insolvency or similar Applicable Law or the consent by any Target Company to a decree or order for relief or any filing of a petition, application or document under such Applicable Law or to the appointment of a trustee, receiver, administrator (whether out of court or otherwise) or liquidator or any other voluntary action by any Target Company in furtherance of its bankruptcy, reorganisation, administration (whether out of court or otherwise), liquidation, dissolution or termination of its corporate status;

(g)	acquire or agree to acquire any business or undertaking, or material properties, assets of or shares issued by any person, which would result in payment by any Target Company of an amount in excess of the Relevant Threshold;

(h)	sell, assign, license, transfer, convey, lease or otherwise dispose of all or any part of the business or undertaking or any properties or assets or any material Intellectual Property Rights of any Target Company, the value of which business, undertaking, properties or assets exceeds the Relevant Threshold;

(i)	create or permit to be created any Encumbrance over any of:

(i)	the Shares;

(ii)	any of the shares held by N-Vision in PTH;

(iii)	any of the shares held by PTH in TVN;

(iv)	any of the shares held by any member of the TVN Group in N/C+;

(v)	any of the shares in any member of the TVN Group (other than shares held other than by the Target Group); or

(vi)	all or any material part of the TVN Business or any material properties and assets of any member of the Target Group, including any material Intellectual Property Rights;

(j)	conclude, terminate, amend or renew any contract or business relationship (including joint venture, partnership, employment, financing arrangements (whether debt, equity, secured or unsecured or otherwise), content agreements or agreements with franchisees), except to the extent that this does not represent an annual commitment for each such contract during its contractual period in excess of the Relevant Threshold;

(k)	grant or permit the granting of any guarantee, indemnity or other agreement to secure an obligation of a third party (not being a member of the Target Group, other than POT) which if called would result in a cost to the Target Group of the Relevant Threshold;

(l)	permit the institution or settlement of any litigation relating to the business of the Target Group where it could result in a payment to or by the Target Group of the Relevant Threshold or more except for collection in the ordinary course of trading debts;

(m)	enter into, or amend, any Contract, understanding or arrangement with a Seller or any of their Affiliates other than a contract on arm’s length terms in the ordinary course of business;

(n)	increase or reduce the amount of the issued share capital of any member of the Target Group;

(o)	dismiss or terminate the employment of any Key Employee, other than for cause;

(p)	amend, including any increase in emoluments (including pension contributions, bonuses, commissions and benefits in kind), the terms of employment of any Key Employee, other than as required by Applicable Law;

(q)	effect any buyback by N/C+ or any member of the Target Group of its issued shares or bonds;

(r)	other than in the ordinary course of business and consistent with past practice:

(i)	make, change or revoke (or apply to make, change or revoke) any material election or method of accounting relating to Taxes;

(ii)	settle or compromise any material Tax liability or proceeding with respect to any Tax claim or assessment and, notwithstanding that it may constitute ordinary course business, no Target Company shall settle or compromise any such material Tax liability or such proceeding which may materially affect a Target Company’s or the Buyer’s business interests without the prior written consent of the Buyer (not to be unreasonably withheld or delayed); or

(iii)	consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment; or

(s)	other than with the prior written consent of the Buyer (not to be unreasonably withheld or delayed):

(i)	change any annual Tax accounting period;

(ii)	surrender any right to claim any refund of Taxes; or

(iii)	change residence for Tax purposes or enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, advance pricing agreement or closing agreement relating to any Tax; or

(t)	agree to do anything prohibited by this paragraph 2.

SCHEDULE 3

COMPLETION

1.	Prior to Completion:

(a)	the relevant parties shall provide each other with evidence that the Conditions have been satisfied;

(b)	the Sellers shall pass a resolution of the general meeting of N-Vision accepting the resignation of the members of the management board and the supervisory board of N-Vision as referred to under 2(b) below and relinquishing any claims N-Vision may have against such members, save for claims for misconduct and/or fraud with effect as of immediately after the execution of the notarial deed of the transfer of the Shares;

(c)	the Sellers shall procure that N-Vision passes a resolution of the general meeting of PTH in which the resignation of the members of the management board and the supervisory board of PTH as referred to under 2(b) below are accepted, with effect immediately after Completion and any claims PTH may have against such members, save for claims for misconduct and/or fraud are relinquished with effect as of immediately after the execution of the notarial deed of the transfer of the Shares;

(d)	the Sellers shall deliver to the Buyer evidence, reasonably satisfactory to the Buyer, that, with effect as of Completion, that the agreements listed in Appendix 9 to the Disclosure Letter have been terminated without payment of any termination fee or continuing liability to the TVN Group (other than accrued obligations);

(e)	the Sellers shall deliver to the Buyer evidence, reasonably satisfactory to the Buyer, that, with effect as of Completion, except as expressly provided otherwise in this agreement, (i) all financial indebtedness owed to N-Vision, PTH and any of the TVN Group by either the Sellers or any Related Person, as applicable, and (ii) all financial indebtedness owed by N-Vision, PTH and any of the TVN Group to either the Sellers or any Related Person, as applicable, has been fully paid;

(f)	the Sellers and the Buyer shall provide the Notary with a duly executed Notary Letter confirming, among other things, the amount in Euro of the Consideration, and shall request the Notary to countersign the Notary Letter and the Buyer shall pay to the Notary an amount equal to the Consideration;

(g)	the Parties shall request the Notary to confirm, and the Notary shall confirm, receipt of the Consideration on the Notary Account in accordance with the Notary Letter; and

(h)	the Sellers shall deliver to the Buyer the duly executed Deed of Termination.

2.	On Completion the following shall occur:

(a)	the Sellers shall deliver to the Buyer the original shareholders’ registers of N-Vision and PTH;

(b)	the Sellers shall deliver to the Buyer the written resignations of each of the members of the management board and the supervisory board of (i) N-Vision and PTH, with effect as of immediately after the execution of the notarial deed of the transfer of the Shares in each case acknowledging that he or she relinquishes any claims or rights that he or she may have vis-à-vis N-Vision whatsoever and/or PTH, as the case may be;

(c)	the Sellers shall, each as far as they are able to do so, procure that members of the supervisory board of TVN appointed by the Sellers resign from office;

(d)	the Sellers shall resolve upon and cause the execution before the Notary of a notarial deed of amendment of the articles of association of N-Vision, in order to delete the specific rights of the Sellers under the existing articles of association of N-Vision, and the Sellers shall cause N-Vision to resolve upon and cause the execution before the Notary of a notarial deed of amendment of the articles of association of PTH, in order to delete the specific rights of the Sellers under the existing articles of association of PTH;

(e)	the Sellers, the Buyer and the Notary shall execute the Notarial Deed;

(f)	upon execution of the notarial deed of transfer of the Shares in Agreed Form, the Buyer is discharged in respect of the payment of the Consideration and the Notary shall, in accordance with the Notary Letter, hold the relevant amounts for and on behalf of the Sellers, and pay, for same day value and in immediately available funds, these amount to an account designated by the Sellers;

(g)	the parties shall cause N-Vision to record the transfer of title to the Shares from the Sellers to the Buyer in N-Vision’s shareholders register; and

(h)	the Buyer shall formally notify TVN of the transfer of the Shares in accordance with Applicable Law.

3.	On or prior to Completion, the Sellers shall, each as far as they are able to do so, procure that an extraordinary general meeting of the shareholders of TVN be held and that at such general meeting the shareholders of TVN shall validly adopt resolutions such that:

(a)	with effect from Completion and subject to any maximum set out in the constitutional documents of TVN, the persons, the names of whom shall have been provided by the Buyer to the Sellers at least 7 Business Days prior to the date of the general meeting, be elected to the supervisory board of TVN; and

(b)	the functions and duties of those members of the supervisory board of TVN being replaced by such incoming members shall be duly terminated with effect from Completion.

SCHEDULE 4

WARRANTIES

Part 1

Seller Warranties

1.	The Seller is duly incorporated, in existence and duly registered under the Applicable Law of the jurisdiction of its incorporation.

2.	The Seller has all requisite power, capacity and authority to enter into this agreement and all of the Transaction Documents to be executed by it pursuant to this agreement, and to consummate the transactions contemplated hereby. The Seller has taken all action necessary, to execute, deliver and exercise its rights, and perform its obligations under each of the Transaction Documents.

3.	The entry into this agreement by the Seller and the consummation by the Seller of the transactions contemplated hereby, and the execution and delivery of the other Transaction Documents and the transactions contemplated thereby have been duly authorised by all necessary actions on the part of the Seller.

4.	The execution and delivery by the Seller of each Transaction Document will not:

(a)	result in a breach of any provision of the memorandum or articles of association or by-laws or equivalent constitutional documents of such Seller;

(b)	result in a breach of, or constitute (with or without a lapse of time and/or the giving of any notice, certificate, declaration of demand) a default under, or give rise to any third party right of termination, variation, payment or acceleration under, any material Contract to which the Seller is a party or by which the Seller is bound;

(c)	result in a breach of any order, judgment or decree of any Governmental Entity to which the Seller is a party or by which the Seller is bound or submits;

(d)	infringe any Applicable Law by which the Seller or any of its assets may be bound;

(e)	create or impose any Encumbrance on the Seller’s Shares; or

(f)	except as contemplated by this agreement, require that Seller to obtain any consent or approval of, or give any notice to or make any registration with, any governmental or other authority which has not been obtained or made prior to Completion.

5.	At the date of this agreement, the Seller is the sole legal and beneficial holder of the number of Shares set opposite its name in Column II of Schedule 1, free from all Encumbrances.

6.	At Completion the Seller will be the sole legal and beneficial holder of the number of Shares set opposite its name in Column III of Schedule 1, free from all Encumbrances.

7.	No person is entitled to receive from any Target Company, N/C+ or Onet any finder’s fee, brokerage or other commission in connection with the purchase of the Shares by the Buyer from the Sellers. For the avoidance of doubt, Sellers’ Legal Consultants and Sellers’ Financial Consultants are not entitled to receive any fees, payments or commission from any Target Company, N/C+ or Onet as a result of or in connection with execution of this agreement, the Transaction Documents or the transactions contemplated thereby and/or the purchase of the Shares by the Buyer from the Sellers.

8.	The Seller has not made any filing for any insolvency proceedings, nor has there been any judgment or other judicial order or proceedings to the effect that the Seller is insolvent. The Seller has not been put into voluntary or involuntary (court ordered) liquidation and no action has been taken or threatened in this respect. The Seller has not requested a composition with its creditors, nor are there grounds for a composition with creditors, nor has a creditor taken an action or made a request in this respect. The Seller is not and has never been insolvent under Applicable Laws. No receiver, liquidator, trustee, administrator, custodian or similar official has been appointed in any jurisdiction in respect of the whole or any part of the business or assets of any Seller.

Part 2

N-Vision and PTH Warranties

1.	Organisation and Shareholdings

1.1	N-Vision and PTH are each duly incorporated and in existence under the laws of The Netherlands.

1.2	N-Vision is the sole legal and beneficial holder of all of the shares in the capital of PTH, free from all Encumbrances other than as required pursuant to the PTH Notes. Immediately prior to Completion, N-Vision will be the direct sole legal and beneficial owner of 5,326,426 ordinary shares of par value PLN 0.20 in the capital of TVN.

1.3	PTH is the sole legal and beneficial owner of 173,969,180 ordinary shares of par value PLN 0.20 in the capital of TVN, representing approximately 51.13 percent of the share capital of TVN on a fully diluted basis (excluding treasury shares) as at the date of this agreement.

1.4	All of the shares in PTH held by N-Vision and all of the shares in TVN held by PTH have been validly issued and are fully paid up (under the applicable legislation in the jurisdiction of incorporation of the relevant company).

1.5	The chart describing N-Vision’s shareholding in PTH and indirect shareholdings in TVN and in the TVN Group at Appendix 10 to the Disclosure Letter is true, complete and accurate.

1.6	Neither N-Vision nor PTH holds directly or indirectly any shares or other securities save as set out in this paragraph 1 and Appendix 10 to the Disclosure Letter.

1.7	No agreement or arrangement exists pursuant to which any person has or may in the future have the right to call for the issue, allotment or conversion of any share or loan capital in N-Vision or PTH.

1.8	There are no outstanding depository receipts (certificaten) issued in respect of any of the Shares or the shares in the capital of PTH.

1.9	All statutory books and registers of N-Vision and PTH have been properly maintained and are in the possession of N-Vision and PTH, as the case may be, and no notice or allegation that any of them is incorrect or should be rectified has been received.

2.	Business and Assets

2.1	N-Vision is a holding company whose sole activity is the holding of shares in PTH. It has no assets other than shares in the capital of PTH and cash or cash equivalents. It has in aggregate no more than €25,000 (or its equivalent in another currency at the time) of obligations and liabilities of any kind, and at Completion will have no liabilities to its shareholders. It has never had any employees or offered employment to any person.

2.2	PTH is a holding company whose sole activity is the holding of shares in TVN and the issue of the PTH Notes. It has no assets other than shares in the capital of TVN and cash or cash equivalents. Save for its obligations under the PTH Notes, it has in aggregate no more than €500,000 (or its equivalent in another currency at the time) of obligations and liabilities of any kind. It has never had any employees or offered employment to any person.

2.3	At the Balance Sheet Date, there were no arrangements in force between, on the one hand, N-Vision or PTH and, on the other hand, the Sellers or their Affiliates other than as set out in Appendix 10 to the Disclosure Letter. Since the Balance Sheet Date, neither N-Vision nor PTH has entered into any arrangements with the Sellers or their Affiliates other than as set out in Appendix 10 to the Disclosure Letter.

3.	Financial Statements

3.1	The Accounts of N-Vision have been prepared in accordance with IFRS on bases and accounting policies consistent with those adopted in preparing the similar accounts for the immediately preceding accounting period. Such Accounts present fairly, in all material respects, the financial position of N-Vision together with its Subsidiaries (the “N-Vision Group”) as at the date thereof, the N-Vision Group’s financial performance and its cash flows for the year ended on the date thereof.

3.2	The Accounts of PTH have been prepared in accordance with IFRS on bases and accounting policies consistent with those adopted in preparing the similar accounts for the immediately preceding accounting period. Such Accounts present fairly, in all material respects, the financial position of PTH together with its Subsidiaries (the “PTH Group”) as at the date thereof, the PTH Group’s financial performance and its cash flows for the year ended on the date thereof.

3.3	Since the Balance Sheet Date, the business of N-Vision and PTH has been carried on in the ordinary course and so as to maintain each of them as a going concern.

4.	Compliance with Applicable Law

4.1	Each of N-Vision and PTH is in material compliance with all relevant Applicable Law.

4.2	The accounting records of N-Vision and PTH are up-to-date, are in the possession of each of N-Vision and PTH, as applicable, and are accurately completed in all material respects in accordance with Applicable Law.

5.	Solvency

5.1	No order has been made and no resolution has been passed for the winding up of N-Vision or PTH or for a provisional liquidator or manager to be appointed in respect of either of them, or for “faillissement” (bankruptcy), “surseance van betaling” (suspension of payment) or any other form of insolvency or creditors’ protection, whether voluntarily applied for or ordered by, filed for or adjudicated at the request of any person.

5.2	No receiver, administrator or manager (which expression shall include an administrative receiver) has been appointed in respect of all or any of the assets of N-Vision or PTH, nor has any power of sale or power to appoint a receiver or manager under the terms of any mortgage, charge or other security in respect of all or any assets of N-Vision or PTH become exercisable.

5.3	Neither N-Vision nor PTH has suspended or ceased or threatened to suspend or cease to carry on all or a material part of its business. Neither N-Vision nor PTH has stopped or suspended payment of its debts or has become unable to pay its debts as they fall due.

5.4	There are no circumstances which require or would enable any insolvency proceedings to be commenced in respect of N-Vision or PTH or any part of their assets or undertaking.

6.	PTH Notes

No Default or Event of Default (as such terms are defined in the indenture governing the PTH Notes) has occurred.

7.	The Transaction

The execution and delivery by the Sellers of each Transaction Document will not:

(a)	result in a breach of any provision of the memorandum or articles of association or by-laws or equivalent constitutional documents of N-Vision or PTH;

(b)	result in a breach of, or constitute (with or without a lapse of time and/or the giving of any notice, certificate, declaration of demand) a default under, or give rise to any third party right of termination, variation, payment or acceleration under, any material Contract to which N-Vision or PTH is a party or by which N-Vision or PTH is bound;

(c)	result in a breach of any order, judgment or decree of any Governmental Entity to which N-Vision or PTH is a party or by which N-Vision or PTH is bound or submits;

(d)	infringe any Applicable Law by which N-Vision or PTH or any of their respective assets may be bound;

(e)	create or impose any Encumbrance on the shares of N-Vision or PTH; or

(f)	except as contemplated by this agreement, require that Seller to obtain any consent or approval of, or give any notice to or make any registration with, any governmental or other authority which has not been obtained or made prior to Completion.

Part 3

TVN Group Warranties

1.	Organisation and Shareholdings

1.1	Each member of the TVN Group is duly incorporated, in existence and duly registered under the Applicable Law of the jurisdiction of its incorporation with the full right to conduct its business as currently being conducted.

1.2	Each member of the TVN Group which appears in the chart at Appendix 10 to the Disclosure Letter as holding shares in other member(s) of the TVN Group is the sole legal and beneficial owner of all such shares, free from all Encumbrances.

1.3	All of the shares in each member of the TVN Group have been validly issued and are fully paid up (under the applicable legislation in the jurisdiction of incorporation of the relevant company).

1.4	Save as set out at Appendix 10 to the Disclosure Letter, no member of the TVN Group holds directly or indirectly any shares or other securities.

1.5	All transfers of the shares in TVN owned or held by PTH, including any actions or documents undertaken or executed, were valid and effective, and all approvals, whether regulatory or corporate, that were required for such transfers were duly granted and no grounds exist to challenge such transfers.

1.6	All transfers of the shares in each member of the TVN Group (other than TVN) and/or changes in any member of the TVN Group’s share capital, including any actions or documents undertaken or executed, were valid and effective, and all approvals, whether regulatory or corporate, that were required for such transfers or changes in the share capital were duly granted. No grounds exist to challenge such transfers or changes in any member of the TVN Group’s share capital.

1.7	No agreement or arrangement exists pursuant to which any person has or may in the future have the right to call for the issue, allotment or conversion of any share or loan capital in any member of the TVN Group.

1.8	Since the Balance Sheet Date, no resolution has been adopted and no action has been taken:

(a)	by TVN to distribute dividends, or interim dividend, repay capital or make any other distribution of reserves or capital or make other payments to the shareholders after the date hereof; or

(b)	by any TVN Group member in relation to a share capital increase or decrease, merger or spin off of a TVN Group member.

1.9	No member of the TVN Group has breached or is in breach of any its constitutional documents which would have a material adverse effect on the business of the TVN Group when taken as a whole.

1.10	The TVN Group is the legal and beneficial owner of the proportion of shares in Onet as shown in Appendix 10 to the Disclosure Letter, free from all Encumbrances. These shares have been validly issued and are fully paid up under the Applicable Law of Poland.

1.11	The TVN Group is the legal and beneficial owner of the proportion of shares in N/C+ as shown in Appendix 10 to the Disclosure Letter, free from all Encumbrances. These shares have been validly issued and are fully paid up under the Applicable Law of Poland.

1.12	The copies of the statutes and/or the articles of association of each member of the TVN Group included in folders 3.4.2.3, 3.4.3.1, 3.4.3.2, 3.8.3.1 and 3.9 in the TVN Data Room are true, accurate, complete and up-to-date in all material respects, and no action has been taken to introduce any amendments to these statutes/articles of association.

1.13	Each member of the TVN Group, other than TVN, is a wholly-owned subsidiary of TVN (directly or indirectly).

1.14	The registers and minute books required to be maintained by each member of the TVN Group under the Applicable Law of the jurisdiction of its incorporation:

(a)	are up-to-date;

(b)	are maintained in accordance with Applicable Law; and

(c)	contain records of all matters required to be dealt with in such books and records;

in each case in all material respects.

1.15	Save for the Onet Agreements, there is no agreement, arrangement, undertaking or understanding pursuant to which any member of the TVN Group has any obligations (including any obligation fund the operations and/or the business of Onet), indebtedness or liabilities of any nature (whether accrued or contingent, due or to become due) in relation to Onet, other than transactions entered into in the ordinary course of trading on arms’ length terms.

1.16	All filings, publications, registrations and other formalities required by Applicable Law to be delivered or made by TVN to the relevant company registry have been duly delivered or made on a timely basis.

2.	Financial Statements

2.1	The Accounts of TVN have been prepared in accordance with IFRS on bases and accounting policies consistent with those adopted in preparing the similar accounts for the immediately preceding accounting period. Such Accounts present fairly, in all material respects, the financial position of the TVN Group as at the date thereof, its financial performance and its cash flows for the year ended on the date thereof.

2.2	The Accounts of TVN have been audited in accordance with Applicable Law.

2.3	Since the Balance Sheet Date:

(a)	the TVN Business and/or the business of each member of the TVN Group has been carried on in the ordinary course and so as to maintain each member of the TVN Group as a going concern;

(b)	until the date of this agreement, there has been no material deterioration in the turnover or EBITDA of the TVN Group as a whole, compared to the same period during the immediately preceding financial year;

(c)	no member of the TVN Group has acquired or disposed of or agreed to acquire or dispose of any business or any asset or assumed or acquired any liability otherwise than in the ordinary course of business, in each case to the extent material in the context of the TVN Group taken as a whole; and

(d)	until the date of this agreement, no member of the TVN Group has taken any action or omitted to take any action which, if taken or omitted to be taken after the date hereof, would require the consent of Buyer in accordance with Section 6.1 and paragraphs 2(a), 2(b), 2(c), 2(d), 2(e), 2(f), 2(g), 2(n), 2(k) and 2(l) of Schedule 2 and, to the extent relating to the foregoing paragraphs, paragraph 2(t) of Schedule 2.

(e)	until the date of this agreement, members of the TVN Group have not, in aggregate, incurred financial indebtedness in excess of €5,000,000 other than indebtedness owed to members of the TVN Group.

2.4	The accounting records of the members of the TVN Group are up-to-date, are in the possession of the relevant members of the TVN Group and are accurately completed in all material respects in accordance with Applicable Law.

3.	Compliance with Applicable Law

3.1	Each member of the TVN Group is conducting and has conducted within the past three years, its business in material compliance with all Applicable Laws.

3.2	Each member of the TVN Group has all requisite TVN Permits to carry on any part of the TVN Business relevant to it, in accordance with Applicable Law. Each member of the TVN Group is in material compliance with the terms of its TVN Permits.

3.3	The TVN Permits are in full force and effect, valid and subsisting. As far as the Sellers are aware, each action for the renewal or extension of each Material TVN Permit, or as may be required by each Material TVN Permit, has been taken.

3.4	As far as the Sellers are aware there are no grounds, circumstances or facts, other than the consummation of the transaction contemplated under this agreement, which are reasonably likely to give rise to, or result in, (including pursuant to Article 38 of the Polish law on Broadcasting (“Ustawa o radiofonii i telewizji”) of 29 December 1992) the suspension, revocation, modification, non-renewal or cancellation of any of the TVN Permits.

3.5	As far as the Sellers are aware, TVN is in material compliance with all applicable stock exchange rules and regulations, and in particular with the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organised Trading, and Public Companies (“Ustawa o ofercie publicznej i warunkach wprowadzania instrumentów finansowych do zorganizowanego systemu obrotu oraz o spókach publicznych”) of 29 July 2005.

3.6	Neither any member of the TVN Group nor any other person acting on any TVN Group member’s behalf has, as far as the Sellers are aware, engaged in any activity or conduct that has resulted or will result in a violation of any Anti-Corruption Laws.

3.7	The TVN Group has in place adequate procedures to comply with the Anti-Corruption Laws.

4.	Solvency

4.1	No order has been made and no resolution has been passed for the winding up of any member of the TVN Group, nor for a provisional liquidator or manager to be appointed in respect of any member of the TVN Group, nor for any other form of insolvency or creditors’ protection, (whether voluntarily applied for or ordered by, filed for or adjudicated at the request of any person) in respect of any member of the TVN Group.

4.2	No receiver, administrator or manager (which expression shall include an administrative receiver) has been appointed in respect of all or any of the assets of any member of the TVN Group, nor has any power of sale or power to appoint a receiver or manager under the terms of any mortgage, charge or other security in respect of all or any assets of any member of the TVN Group become exercisable.

4.3	No loan capital, borrowings, interest or indebtedness, in each case in a principal amount of at least €5,000,000 is overdue for payment (in circumstances where the borrower does not have an option to delay payment in consideration for the charging of a higher interest rate) by any member of the TVN Group.

4.4	No member of the TVN Group has suspended or ceased or threatened to suspend or cease to carry on all or a material part of its business. No member of the TVN Group has stopped or suspended payment of its debts or has become unable to pay its debts as they fall due.

4.5	There are no circumstances which require or would enable any insolvency proceedings to be commenced in respect of any member of the TVN Group or any part of their assets or undertaking.

4.6	There are no transactions capable of being set aside, stayed, reversed, avoided or affected in whole or in part by any insolvency proceedings in relation to any member of the TVN Group or any of their assets or undertaking (whether or not such proceedings have commenced) whether as transactions at undervalue, in fraud of or against the interests of creditors, preferences or Paulian actions or similar concepts or legal principles.

5.	Litigation

Except as a claimant in the collection of debts in the ordinary course of business no member of the TVN Group is:

(a)	subject to or threatened with, any material outstanding order or decree of any court, tribunal or administrative authority; or

(b)	engaged or proposing to engage in any material Legal Proceeding or any material claims or actions, whether of civil, administrative or criminal nature,

and there are no such proceedings pending or, as far as the Sellers are aware, threatened by or against any member of the TVN Group,

provided that “material” in this context shall refer to matters which could (i) have a total cost to the TVN Group of more than €5,000,000, (ii) materially restrict, infringe upon or otherwise limit; the use of any material Intellectual Property Rights by any Target Company; and (iii) have a material adverse effect on the TVN Group’s reputation, image or any brand owned or used by any Target Company.

6.	Material Contracts

6.1	Copies of each of the Material Contracts in force as of the date of this agreement are included in the TVN Data Room.

6.2	All Material Contracts represent valid and binding obligations of the relevant member(s) of the TVN Group and, as far as the Sellers are aware, the other parties thereto.

6.3	Each relevant member of the TVN Group has complied in all material aspects with the terms of the Material Contracts and, as far as the Sellers are aware, there are no grounds for rescission, avoidance or repudiation of any Material Contract and no notice of termination or of intention to terminate has been received in respect of any of them.

6.4	No member of the TVN Group has received:

(a)	any demand for penalties, termination or cancellation of any Material Contract; and/or

(b)	any claim or request to exercise rights under any Material Contract the effect of which would materially and adversely affect the business of the member of the TVN Group that is party to such Material Contract.

6.5	At the Balance Sheet Date, there were no arrangements in force between, on the one hand, the TVN Group and, on the other hand, the Sellers or their Affiliates (other than members of the Target Group) other than as set out in Appendix 4 to the Disclosure Letter. Since the Balance Sheet Date and until the date of this agreement, no member of the TVN Group has entered into any arrangements with the Sellers or their Affiliates (other than members of the Target Group) other than as set out in Appendix 4 to the Disclosure Letter.

6.6	Save in relation to restrictions arising under or in relation to the Non-Core Arrangements, no member of the TVN Group is under any obligation, or is a party to any Material Contract, which restricts its freedom to carry out the TVN Business as conducted as at the date hereof.

6.7	There are no provisions in any of the Material Contracts which, by virtue of the acquisition of the Shares by the Buyer, will result in:

(a)	any other party being relieved of any obligation or becoming entitled to exercise any right (including any right of termination or any right of pre-emption or other option); or

(b)	any Target Company being in material default under any such agreement or arrangement or losing any material benefit, right or license which it currently enjoys; or

(c)	a material liability or obligation of any member of the TVN Group being created or materially increased.

7.	Employment

7.1	Copies of all employment agreements with and incentive plans applicable to the Key Employees which are in effect as at the date of this agreement are in the TVN Data Room.

7.2	Since the Balance Sheet Date:

(a)	no Key Employee has given or received a notice terminating his or her employment or engagement;

(b)	no term of employment for any Key Employee has been extended or agreed or permitted to be extended by the relevant member of the TVN Group; and

(c)	other than in the ordinary course of business, no alteration has been made in the terms of the employment or conditions of service of any Key Employee.

7.3	No member of the TVN Group is in default with payment of the social security contributions of its employees employed under labour law and/or civil law contracts.

7.4	No collective agreement is currently in force and effect between any member of the TVN Group and its employees.

7.5	There is no claim, dispute or liability outstanding with or in relation to any of the employees or former employees of any member of the TVN Group, no such claim or dispute has been threatened and there are no facts, matters, events or circumstances which give rise to such a claim, dispute or liability, including in connection with the employment or termination of employment of any employee, in each case which involves a claim in excess of the €250,000.

7.6	There are no schemes in effect relating to options of securities or shares granted by any Target Company (whether approved by any Tax Authority or not).

7.7	There are no extraordinary or additional bonuses, awards, remuneration or similar payments with respect to any of the employees of any member of the TVN Group, which any member of the TVN Group is obliged to grant.

7.8	There are no trusts or other arrangements in place, whether funded or established by any Target Company of which the Sellers are aware, under which any employees or former employees of any Target Company or any persons associated with such employees or former employees can obtain a benefit in any form.

8.	Intellectual Property; Data Protection

8.1	Each member of the TVN Group owns or has the right to use any Intellectual Property Rights necessary and material to the conduct of the TVN Business as conducted at the date of this agreement (the “Business IPR”).

8.2	The Business IPR is not the subject of any pending or, as far as the Sellers are aware, threatened proceedings for opposition, cancellation, revocation or rectification or claims from employees.

8.3	As far as the Sellers are aware, none of the Business IPR has been obtained or is being used by the TVN Group in violation of any contractual obligation binding on such member or in violation of the rights of any persons, and which would not, if determined adversely to the TVN Group, individually or in the aggregate, adversely affect to material extent the Business.

8.4	No claim by any third party contesting the validity, enforceability, use or ownership of any of the Business IPR has been made in the past three years or is currently pending or, to the knowledge of the Sellers, threatened.

8.5	None of the members of the TVN Group has received any notices of any infringement or misappropriation by, or conflict with, any third party with respect to the Business IPR in the past three years.

8.6

Each member of the TVN Group as the administrator of the personal data in respect of the customers of such member of the TVN Group submitted the personal data files to the relevant Governmental Entity, in Poland: the Inspector General for Personal Data Protection (Generalny Inspektor Ochrony Danych Osobowych - as this term is defined in the Law dated 29 August 1997, as amended, on personal data protection – the

“Personal Data Protection Law”) and pursuant to the relevant provisions of Applicable Law for the purpose of registering such personal data files in respect of the customers of such member of the TVN Group. Each member of the TVN Group has complied with the relevant provisions of Applicable Law to the extent any such provisions require each member of the TVN Group to submit any change in such files to the relevant Governmental Entity.

8.7	There has been no failure by any Target Company to comply with the Personal Data Protection Law, Information Privacy and Security Laws and any other Applicable Laws related to data protection.

9.	Information Technology; Security

9.1	As far as the Sellers are aware, the TVN IT Systems, taken as a whole, are in working condition to perform effectively all information technology operations necessary to conduct the TVN Business.

9.2	In the past three years, the TVN IT Systems have not materially malfunctioned or failed.

9.3	As far as the Sellers are aware, each Target Company has in place a commercially reasonable data storage, system redundancy, and disaster avoidance and recovery program, including providing for the regular back-up and prompt recovery of the data and information necessary to the conduct of the business of each Target Company and the TVN Business without any disruption to, or interruption in, the conduct of the business of each Target Company and the TVN Business.

9.4	The TVN Group has established an information security program that includes safeguards for the security, confidentiality, and integrity of transactions and confidential or proprietary TVN Data and is designed to protect against unauthorized access to the TVN IT Systems and each member of the TVN Group is in compliance with that information security program.

10.	TVN Notes

No Default or Event of Default (as such terms are defined in the indenture governing the TVN Notes) has occurred.

11.	Insurance

11.1	A copy of each material insurance policy of the TVN Group as at the date of this agreement is included in the TVN Data Room.

11.2	All premiums due under the TVN Group’s insurance policies have been duly and timely paid.

12.	Disclosed matters

The Data Rooms have been collated by the Sellers in good faith and the Sellers have not knowingly included any information which is untrue or knowingly omitted any matter the omission of which would make the contents of the Data Rooms materially misleading.

Part 4

N/C+ Warranties

1.	Organisation and Shareholdings

1.1	N/C+ is a joint stock company duly incorporated, registered and in existence under the Applicable Law of Poland.

1.2	TVN DTH is the sole legal and beneficial owner of 282,352 shares in the capital of N/C+, free from all Encumbrances (the “N/C+ TVN Stake”).

1.3	N/C+ does not hold directly or indirectly any shares or other securities in any other person.

1.4	No agreement or arrangement exists pursuant to which any person has or may in the future have the right to call for the issue, allotment or conversion of any share or loan capital in N/C+ or require the sale or disposal of the N/C+ TVN Stake by TVN DTH or any other Target Company.

2.	Financial Statements

2.1	The Accounts of N/C+ have been prepared in accordance with IFRS or GAAP, as applicable, on accounting policies consistent (so far as is possible taking into account the statutory merger between Neovision and Cyfra+) with those adopted in preparing the similar accounts for the immediately preceding accounting period. Such Accounts present fairly, in all material respects, the financial position of the N/C+ as at the date thereof, its financial performance and its cash flows for the year ended on the date thereof.

2.2	Since the Balance Sheet Date:

(a)	the N/C+ Business has been carried on in the ordinary course and so as to maintain N/C+ as a going concern;

(b)	N/C+ has not sustained any change in its registered share capital or increase in its long-term debt;

(c)	until the date of this agreement, no dividend or other distribution of profits has been declared, made or paid by N/C+; and

(d)	N/C+ has not acquired or disposed of or agreed to acquire or dispose of any business or any material asset or assumed or acquired any material liability otherwise than in the ordinary course of business, in each case to the extent material to N/C+.

2.3	The accounting records of N/C+ are up-to-date, are in the possession of N/C+ and are accurately completed in all material respects in accordance with Polish law.

3.	Compliance with Applicable Law

3.1	N/C+ is and, within the past three years, has been conducting its business in material compliance with all Applicable Laws.

3.2	N/C+ has all requisite N/C+ Permits to carry on any part of its business, in accordance with Applicable Law. N/C+ is in material compliance with the terms of its N/C+ Permits.

3.3	The N/C+ Permits are in full force and effect, valid and subsisting. As far as the Sellers are aware, each action for the renewal or extension of each material N/C+ Permit, or as may be required by each material N/C+ Permit, has been taken.

3.4	As far as the Sellers are aware there are no grounds, circumstances or facts, other than the consummation of the transaction contemplated under this agreement, which are reasonably likely give rise to, or result in, (including pursuant to Article 38 of the Polish law on Broadcasting (“Ustawa o radiofonii i telewizji”) of 29 December 1992) the suspension, revocation, modification, non-renewal or cancellation of any of the N/C+ Permits.

3.5	As far as the Sellers are aware, N/C+ has not, in the past three years, engaged in any activity or conduct that has resulted in a violation of any Anti-Corruption Laws. N/C+ has in place adequate procedures to comply with Anti-Corruption Laws.

4.	Solvency

4.1	No order has been made and no resolution has been passed for the winding up of N/C+, nor for a provisional liquidator or manager to be appointed in respect of N/C+, nor for any other form of insolvency or creditors’ protection including “niewypłacalność” (insolvency), “postępowanie naprawcze” (suspension of payment), whether voluntarily applied for or ordered by, filed for or adjudicated at the request of any person in respect of N/C+.

4.2	No receiver, administrator or manager (which expression shall include an administrative receiver) has been appointed in respect of all or any of the assets of N/C+, nor has any power of sale or power to appoint a receiver or manager under the terms of any mortgage, charge or other security in respect of all or any assets of N/C+ become exercisable.

4.3	No loan capital, borrowings, interest or indebtedness, in each case in a principal amount in excess of €5,000,000 is overdue for payment (in circumstances where the borrower does not have an option to delay payment in consideration for the charging of a higher interest rate) by N/C+.

4.4	N/C+ has not suspended or ceased or threatened to suspend or cease to carry on all or a material part of its business. N/C+ has not stopped or suspended payment of its debts or has become unable to pay its debts as they fall due.

4.5	There are no circumstances which require or would enable any insolvency proceedings to be commenced in respect of N/C+ or any part of its assets or undertaking.

5.	Litigation

Except as a claimant in the collection of debts in the ordinary course of business N/C+ is not:

(a)	subject to or threatened with, any material outstanding order or decree of any court, tribunal or administrative authority; or

(b)	engaged or proposing to engage in any material Legal Proceeding or any material claims or actions, whether of civil, administrative or criminal nature,

and there are no such proceedings pending or, as far as the Sellers are aware, threatened by or against N/C+,

provided that “material” in this context shall refer to matters which could (i) have a total cost to N/C+ of more than €5,000,000, (ii) materially restrict, infringe upon or otherwise limit; the use of any material Intellectual Property Rights by N/C+; and (iii) have a material adverse effect on N/C+’s reputation, image or any brand owned or used by N/C+.

6.	Material N/C+ Contracts

6.1	The information presented in the summaries of the Material N/C+ Contracts included at 6.10.2.1 in the N/C+ Data Room was at the date they were prepared true and accurate in all material respects.

6.2	N/C+ has not, on or before the date of this agreement, received:

(a)	any demand for penalties, termination or cancellation of any Material N/C+ Contracts; and/or

(b)	any claim under any Material N/C+ Contracts the effect of which would materially and adversely affect the business of N/C+.

6.3	N/C+ is not a party to any joint venture, strategic alliance, partnership, co-branding or other similar commercial arrangement with any of the persons identified in Appendix 11 to the Disclosure Letter or their respective Affiliates (other than carriage, distribution, content acquisition, output, volume, marketing, promotion or other ordinary course arrangements).

7.	Related Party Arrangements

As at the date of this agreement, there were no arrangements in force between, on the one hand, N/C+ and, on the other hand, the Sellers or their Affiliates other than as set out at 6.12.1.5, 6.12.2.1 and 6.12.3.1 in the N/C+ Data Room.

8.	Assets

8.1	The property, rights and assets owned, leased or otherwise used by N/C+ comprise all the property, rights and assets, including Intellectual Property Rights, necessary and material for the carrying on of the business of N/C+ substantially in the manner in, and to the extent to, which it is presently conducted.

8.2	N/C+ owns or has the right to use the Intellectual Property Rights which are necessary and material for the conduct of the N/C+ Business as conducted at the date of this agreement.

9.	Shareholders’ Arrangements

GC+ has not received or given a notice of claim or termination pursuant to the Participation Agreement or the Liberty SHA (collectively, the “Liberty Agreements”). As far as the Sellers are aware, the terms of the Liberty Agreements have been complied with by the parties thereto in all material respects.

SCHEDULE 5

BUYER WARRANTIES

Part 1

Buyer Warranties

1.	Organisation and Capacity

1.1	The Buyer is duly incorporated, in existence, duly registered under the Applicable Law of its jurisdiction of incorporation.

1.2	The Buyer has all requisite power and authority to enter into this agreement and all of the Transaction Documents to be executed by it pursuant to this agreement, and to consummate the transactions contemplated hereby. The Buyer has taken all action necessary to execute, deliver and exercise its rights, and perform its obligations under each Transaction Document.

1.3	The entry into this agreement by the Buyer and the consummation by the Buyer of the transactions contemplated hereby, and the execution and delivery of the other Transaction Documents and the transactions contemplated thereby have been duly authorised by all necessary actions on the part of the Buyer.

1.4	The execution and delivery of each Transaction Document will not:

(a)	result in a breach of any provision of the memorandum or articles of association or by-laws or equivalent constitutional documents of the Buyer;

(b)	result in a breach of any order, judgment or decree of any Governmental Entity to which the Buyer is a party or by which the Buyer is bound or submits; or

(c)	infringe any Applicable Law by which the Buyer or any of its assets may be bound;

(d)	except as contemplated by this agreement, require Buyer to obtain any consent or approval of, or give any notice to or make any registration with, any governmental or other authority which has not been obtained or made prior to Completion.

1.5	Save as provided by the Conditions, no consent, action, approval or authorisation of, and no registration, declaration, notification or filing with or to, any Governmental Entity or any other person or entity is required to be obtained, or made, by the Buyer to authorise the execution or performance of this agreement or any of the Transaction Documents by the Buyer.

2.	Solvency

2.1	No order has been made and no resolution has been passed for the winding up of the Buyer, nor for a provisional liquidator or manager to be appointed in respect of the Buyer, nor for any other form of insolvency or creditors’ protection, whether voluntarily applied for or ordered by, filed for or adjudicated at the request of any person in respect of the Buyer.

2.2	No receiver, administrator or manager (which expression shall include an administrative receiver) has been appointed in respect of all or any of the assets of the Buyer, nor has any power of sale or power to appoint a receiver or manager under the terms of any mortgage, charge or other security in respect of all or any assets of the Buyer become exercisable.

2.3	The Buyer is not and has never been insolvent under Applicable Laws.

2.4	At Completion, the Buyer will have immediately available on an unconditional basis (subject only to Completion) the necessary financial resources to meet its obligations under the Transaction Documents.

3.	Information provided

3.1	The Buyer is not in possession of any information and nothing has been revealed as a result of the Buyer’s investigations into the affairs of the Target Group or N/C+ which the Buyer appreciates is inconsistent with, or constitutes a breach of, any of the Warranties.

4.	Other interests

4.1	The Buyer is purchasing the Shares for itself beneficially and not wholly or partly as agent for any other person.

4.2	There is no agreement, arrangement or understanding (whether or not of a legally binding nature) for the Shares or any interest in the Shares or as a material part of the assets and undertakings of the Target Group to be sold, transferred or otherwise disposed to, or held for the benefit of any person other than the Buyer.

Part 2

Buyer Guarantor Warranties

1.	Organisation and Capacity

1.1	The Buyer Guarantor is duly incorporated, in existence, duly registered and in good standing under the Applicable Law of its jurisdiction of incorporation.

1.2	The Buyer Guarantor has all requisite power and authority to enter into this agreement and all of the Transaction Documents to be executed by it pursuant to this agreement, and to consummate the transactions contemplated hereby. The Buyer Guarantor has taken all action necessary to execute, deliver and exercise its rights, and perform its obligations under each Transaction Document.

1.3	The entry into this agreement by the Buyer Guarantor and the consummation by the Buyer Guarantor of the transactions contemplated hereby, and the execution and delivery of the other Transaction Documents and the transactions contemplated thereby have been duly authorised by all necessary actions on the part of the Buyer Guarantor.

1.4	The execution and delivery of each Transaction Document will not, as at the date of its execution:

(a)	result in a breach of any provision of the memorandum or articles of association or by-laws or equivalent constitutional documents of the Buyer Guarantor;

(b)	result in a breach of any order, judgment or decree of any Governmental Entity to which the Buyer Guarantor is a party or by which the Buyer Guarantor is bound or submits; or

(c)	infringe any Applicable Law by which the Buyer Guarantor or any of its assets may be bound;

(d)	except as contemplated by this agreement, require Buyer Guarantor to obtain any consent or approval of, or give any notice to or make any registration with, any governmental or other authority which has not been obtained or made prior to Completion.

1.5	Save as provided by the Conditions, no consent, action, approval or authorisation of, and no registration, declaration, notification or filing with or to, any Governmental Entity or any other person or entity is required to be obtained, or made, by the Buyer Guarantor to authorise the execution or performance of this agreement or any of the Transaction Documents by the Buyer Guarantor.

2.	Solvency

2.1	No order has been made and no resolution has been passed for the winding up of the Buyer, nor for a provisional liquidator or manager to be appointed in respect of the Buyer

Guarantor, nor for any other form of insolvency or creditors’ protection, whether voluntarily applied for or ordered by, filed for or adjudicated at the request of any person in respect of the Buyer Guarantor.

2.2	No receiver, administrator or manager (which expression shall include an administrative receiver) has been appointed in respect of all or any of the assets of the Buyer Guarantor, nor has any power of sale or power to appoint a receiver or manager under the terms of any mortgage, charge or other security in respect of all or any assets of the Buyer Guarantor become exercisable.

2.3	The Buyer Guarantor is not and has never been insolvent under Applicable Laws.

2.4	The Buyer is an indirect wholly owned Subsidiary of the Buyer Guarantor.

2.5	At Completion, the Buyer Guarantor will have immediately available on an unconditional basis (subject only to Completion) the necessary financial resources to meet its obligations under clause 11 of this agreement to the extent that relate to the payment of the Consideration by the Buyer pursuant to clause 4 of this agreement.

SCHEDULE 6

TAX

Part 1

Interpretation

1.	Words and expressions defined in clause 1 of this agreement shall (unless specifically defined in this Schedule 6) have the same meanings when used in this Schedule 6 and all provisions of this agreement concerning matters of construction or interpretation shall, for the avoidance of doubt, apply to this Schedule 6. In the event of any conflict between this Schedule 6 and any other provision of this agreement, this Schedule 6 shall prevail.

2.	In this Schedule 6, the following words and expressions shall have the following meanings:

Accounts Relief” means a Relief, which:

(a)	has been treated as an asset in the Accounts of N-Vision, the Accounts of PTH, the Accounts of TVN or the Accounts of N/C+;

(b)	has been taken into account in computing (and reducing or eliminating) a provision for deferred tax which appears in the Accounts of N-Vision, the Accounts of PTH, the Accounts of TVN or the Accounts of N/C+; or

(c)	has resulted in no provision for deferred tax being made in the Accounts of N-Vision, the Accounts of PTH, the Accounts of TVN or the Accounts of N/C+;

“Actual Tax Liability” has the meaning given in paragraph 3;

“Buyer’s Relief” means:

(a)	any Accounts Relief;

(b)	any Post-Balance Sheet Date Relief; and

(c)	any Relief arising to any member of the Buyer’s Tax Group at any time;

“Buyer’s Tax Group” means the Buyer and any company or other legal entity which is treated as being a member of the same group as, or otherwise connected to, or associated with, the Buyer for any Tax purpose (other than the Target Companies) and the expression “member of the Buyer’s Tax Group” shall be construed accordingly;

“Company” means individually, each member of the Target Group, as relevant;

“Deemed Tax Liability” has the meaning given in paragraph 4;

“event” includes every event, act, payment, transaction (including the entry into and execution and completion of this agreement) and every occurrence, circumstance, dealing, arrangement, default or omission of any kind whatsoever and whether or not a Seller or a Company is a party to it;

“income, profits or gains” means income, profit or gains and any other consideration, value, receipt or measure by reference to which Tax is chargeable or assessed and references to income, profits or gains earned, accrued or received on or before a particular date shall include income, profits or gains which are deemed to be earned, accrued or received for the purposes of any Tax on or before that date;

“Post-Balance Sheet Date Relief” means a Relief which arises to a Company or N/C+, Onet or each of their Subsidiaries as a result of, or in connection with:

(a)	any event occurring (or being treated for Tax purposes as occurring);

(b)	any period commencing; or

(c)	any income, profits or gains earned, accrued or received,

after the Balance Sheet Date, but excluding any Relief arising outside of the ordinary and normal course of business between the Balance Sheet Date and Completion;

“Project Castello Reorganisation” means the reorganisation described as “Project Castello” in the Vendor Due Diligence Reports prepared by PwC Polska sp. z.o.o.;

“Relief Proportion” means:

(a)	for any overprovision or understatement referred to in paragraph 3.1(a) or 3.1(b) of Part 2 of this Schedule 6, the Liability Proportion relevant to the entity for which the Accounts to which the matters set out in those paragraphs relate;

(b)	in all other cases, the Liability Proportion relevant to each entity to the extent that the repayment or the benefit of the Relief accrues to it;

“Seller’s Tax Group” has the meaning given in paragraph 9.1 of Part 2 of this Schedule 6;

“Tax Demand” means any assessment (including a self-assessment), notice, demand, letter or other communication or document issued or action taken by or on behalf of any Tax Authority or the submission of any relevant computation, notice, consent or other document by or on behalf of the Company from which (in either case) it appears that a Tax liability is to be, or may come to be, imposed on the Company and which may give rise to a Tax Claim which could give rise to a liability for a Seller (whether or not the same may be the primary liability of the Company and whether or not it may be entitled to claim reimbursement from any other person or persons); and

“Tax Return” means any return, declaration, report, notice, claim for refund, information or statement, in each case in writing and relating to Taxes, including any schedule, supplement or attachment thereto, and including any amendment thereof.

3.	References in this Schedule 6 to any “Tax liability” shall include both liabilities or increase in the liabilities of a Company to make actual payments of Tax (or amounts in respect of Tax) (an “Actual Tax Liability”) and also:

(a)	the loss of, or non-availability of, or a reduction in the amount of, a right to repayment of Tax which has been treated as an asset of a Company in the Accounts of N-Vision, the Accounts of PTH or the Accounts of TVN or the setting off of any such right to repayment of Tax against any Actual Tax Liability of a Company in respect of which the Buyer would, but for that setting off, have been able to make a claim against a Seller under this Schedule 6; and

(b)	the setting off against:

(i)	income, profits or gains earned, accrued or received on or before Completion or in respect of a period ended on or before Completion, or

(ii)	any Tax otherwise chargeable as a consequence of or by reference to any event occurring (or deemed to occur) on or before Completion or in respect of a period ended on or before Completion;

of any Buyer’s Relief, in circumstances where, but for such setting off, the Company would have had an Actual Tax Liability in respect of which the Buyer would have been able to make a claim against a Seller under this Schedule 6.

4.	In any case falling within paragraph 3(a) or 3(b), the amount that is to be treated for the purposes of this Schedule 6 as a Tax liability of a Company (the “Deemed Tax Liability”) shall be determined as follows:

(a)	in a case which falls within paragraph 3(a), the Deemed Tax Liability shall be the amount of the repayment that would have been obtained but for the loss, unavailability, reduction or use or setting off mentioned in that paragraph; and

(b)	in a case which falls within paragraph 3(b), and where the Buyer’s Relief that was the subject of the setting off mentioned in that paragraph was a deduction from or offset against income, profits or gains, the Deemed Tax Liability shall be the amount of the Tax, or the amount in respect of Tax, which has been saved in consequence of the setting off; and

(c)	in a case which falls within paragraph 3(b) and where the Buyer’s Relief that was the subject of the setting off mentioned in that paragraph was a deduction from or offset against Tax, the Deemed Tax Liability shall be the amount of that Buyer’s Relief.

5.	Unless otherwise stated, references in any Part of this Schedule 6 to paragraphs are to paragraphs of that Part of this Schedule 6.

6.	Where in this Schedule 6 the formulation “other than N/C+, Onet and each of their Subsidiaries” is used, the effect of this formulation in interpreting and applying the foregoing or subsequent words (as the case may be) shall endure only for so long as the interests held directly or indirectly by the Buyer and any connected persons in the share capital of the relevant entity remain, in aggregate, below 50 percent.

Part 2

Tax Covenant

1.	Indemnity

1.1	ITI covenants with the Buyer, subject to the other provisions of this Schedule 6 and to Schedule 7 of this agreement, where applicable, to pay to the Buyer an amount equal to:

(a)	its Relevant Proportion of the Liability Proportion relating to the relevant Company of:

(i)	any Actual Tax Liability of a Company arising in respect of or by reference to:

(A)	any income, profits or gains earned, accrued or received after the Combination Completion Date and on or before the Completion Date or in respect of the period beginning after the Combination Completion Date and ending on or before the Completion Date; or

(B)	any event occurring (or treated for tax purposes as occurring) after the Combination Completion Date and on or before the Completion Date; and

(ii)	any Deemed Tax Liability to the extent it is referable to the period beginning after the Combination Completion Date and ending on or before the Completion Date; and

(iii)	any liability of a Company to pay or repay any amount in respect of Tax pursuant to an indemnity, covenant, warranty or guarantee, in each case created or entered into after the Combination Completion Date and on or before the Completion Date; and

(iv)	any reasonable out-of-pocket costs and expenses properly incurred by the Buyer or a Company in connection with any such Tax liability as is mentioned in paragraph 1.1(a)(i), (ii) or (iii) or with any Tax Demand therefor or in successfully taking or defending any action under this paragraph 1.1(a); and

(b)	the Liability Proportion relating to a Company of:

(i)	any Actual Tax Liability of a Company arising in respect of or by reference to:

(A)	any income, profits or gains earned, accrued or received on or before the Combination Completion Date or in respect of a period ending on or before the Combination Completion Date; or

(B)	any event occurring (or treated for tax purposes as occurring) on or before the Combination Completion Date;

(ii)	any Deemed Tax Liability to the extent it is referable to the period ending on or before the Combination Completion Date; and

(iii)	any liability of a Company to pay or repay any amount in respect of Tax pursuant to an indemnity, covenant, warranty or guarantee, in each case created or entered into on or before the Combination Completion Date;

(iv)	any Actual Tax Liability or Deemed Tax Liability of a Company arising in respect of, or by reference to, the transfer of 5,326,426 additional shares in TVN by ITI to N-Vision and any allotment(s) of additional shares in N-Vision to ITI, in each case in the period between the date of this Agreement and ending on or before Completion, as contemplated by clause 6.2(e) of this agreement; and

(v)	any reasonable out-of-pocket costs and expenses properly incurred by the Buyer or the Company in connection with any such Tax liability as is mentioned in paragraph 1.1(b)(i), 1.1(b)(ii), 1.1(b)(iii) or 1.1(b)(iv) or with any Tax Demand therefor or in successfully taking or defending any action under this paragraph 1.1(b).

1.2	GC+ covenants with the Buyer, subject to the other provisions of this Schedule 6 and to Schedule 7 of this agreement, where applicable, to pay to the Buyer an amount equal to its Relevant Proportion of the Liability Proportion which relates to the relevant Company of:

(a)	any Actual Tax Liability of a Company arising in respect of or by reference to:

(i)	any income, profits or gains earned, accrued or received after the Combination Completion Date and on or before the Completion Date or in respect of the period beginning after the Combination Completion Date and ending on or before the Completion Date; or

(ii)	any event occurring (or treated for tax purposes as occurring) after the Combination Completion Date and on or before the Completion Date; and

(b)	any Deemed Tax Liability to the extent it is referable to the period beginning after the Combination Completion Date and ending on or before the Completion Date; and

(c)	any liability of a Company to pay or repay any amount in respect of Tax pursuant to an indemnity, covenant, warranty or guarantee, in each case created or entered into after the Combination Completion Date and on or before the Completion Date; and

(d)	any reasonable out-of-pocket costs and expenses properly incurred by the Buyer or a Company in connection with any such Tax liability as is mentioned in paragraph 1.2(a), 1.2(b) or 1.2(c) or with any Tax Demand therefor or in successfully taking or defending any action under this paragraph 1.2.

1.3	Any payment made in accordance with paragraphs 1.1 or 1.2 above shall be deemed to be a reduction to the consideration payable for the Shares under this agreement to the extent permitted by Tax Law.

2.	Limitations and Exclusions

2.1	The Sellers shall not be liable under the covenants given in paragraphs 1.1 or 1.2 in respect of any Tax liability of a Company (or associated costs or expenses of a Company or Buyer) (and for the purposes of this paragraph 2.1 the expression “Tax liability” shall include any out of pocket costs and expenses as are mentioned in paragraphs 1.1(a)(iv), 1.1(b)(v) and 1.2(d)) to the extent that:

(a)	provision or reserve for such Tax liability is made in the Accounts of N-Vision, the Accounts of PTH or the Accounts of TVN (or payment or discharge of such Tax liability was reflected in the Accounts of N-Vision, the Accounts of PTH or the Accounts of TVN); or

(b)	such Tax Liability arises solely in the ordinary and normal course of business of the relevant Company in respect of, or by reference to:

(i)	any income, profits or gains earned, accrued or received by the relevant Company; or

(ii)	any event occurring (or treated for Tax purposes as occuring),

in each case, after the Balance Sheet Date but on or before Completion, but which is not interest or a penalty, surcharge or fine in connection with Tax and, without limitation, the following shall not be regarded as being in the ordinary and normal course of business of a Company:

(A)	the declaration or payment of a dividend or the making of another distribution or deemed distribution, unless such dividend or distribution constitutes a Permitted Leakage;

(B)	anything which relates to or involves the acquisition or disposal of an asset or the supply of services (including the lending of money or the hiring or licensing of intangible property) in a transaction which is not entered into on arms’ length terms (provided that only that term, provision or other element of the transaction which is not on arms’ length terms (where that transaction is otherwise within the ordinary and normal course of business of a Company) shall be treated as being outside the ordinary and normal course of business of a Company);

(C)	a Company ceasing, or being deemed to cease, for Tax purposes, to be the member of any group or associated with any other company or person;

(D)	a failure by a Company to comply with the provisions of any Tax Law, including any failure by a Company to satisfy any Tax liability or duly to deduct or account for Taxation;

(E)	the entry into a scheme or arrangement for which the main purpose, or one of the main purposes, was the avoidance or reduction of a liability to Tax;

(F)	an event which results in a liability for Tax arising in a Company where such liability is chargeable on or attributable primarily to a person other than such Company;

(G)	anything which involves or leads directly or indirectly to a change of residence of a Company for Tax purposes; or

(H)	any Tax paid or incurred by any Company in connection with any Leakage.

(c)	any Relief (other than any Buyer’s Relief) is available to the relevant Company (or would have been so available had it not already been used to mitigate one or more Tax liabilities of the relevant Company in respect of which the Sellers are not liable to make a payment under this Schedule 6) or is made available (at no cost to the relevant Company) to reduce or mitigate such Tax liability provided it has not already been taken into account under paragraph 3 or 4 of this Part 2 of this Schedule 6; or

(d)	such Tax liability has been or is discharged or made good without cost or loss to the Buyer, a Company or to any member of the Buyer’s Tax Group (other than N/C+, Onet and each of their Subsidiaries); or

(e)	such Tax liability arises or is increased as a result of any increase in the rates of Tax announced after the date of this agreement and having retrospective effect; or

(f)	such Tax liability arises or is increased as a result of any imposition of new Tax or the introduction of or change in or withdrawal of any Tax Law or the published practice of, or concessions made by, any Tax Authority announced after the date of this agreement and having retrospective effect; or

(g)

such Tax liability would not have arisen but for a transaction entered into by, or other voluntary act or omission (but, in the case of an omission, only if the relevant Company or member of the Buyer’s Tax Group knew, or ought reasonably to have known, that the Tax liability in question would have arisen as a result of that omission) on the part of, a Company after Completion or the Buyer or any member of the Buyer’s Tax Group (other than N/C+, Onet and each of their Subsidiaries) at any time, other than any such transaction or act which (i) in the case of the relevant Company is in the ordinary course of the Company’s business as carried on immediately before Completion, (ii) is required by any Tax Law or any published practice of, or any published extra statutory concession of, any Tax Authority which is in force or has been enacted, published or announced as at the date of this agreement, (iii) in the case of the relevant Company is pursuant to a legally binding obligation entered into on or before Completion; (iv) is carried out at the written request of, or with the written consent of, any of the Sellers, or as required by this agreement, (v) is the entering into this agreement and/or any of the Transaction Documents or is required pursuant to this agreement and/or any of the Transaction Documents, or (vi) involves any disclosure to a Taxation Authority by a member of the Buyer’s Tax Group or any Company acting reasonably and in good faith; or

(h)	such Tax liability arises or is increased by virtue of any failure or omission by the relevant Company or the Buyer to make any valid claim, election, surrender or disclaimer or give any notice or consent or do any other thing under any Tax Law, after Completion, the making, giving or doing of which was taken into account in the Accounts of N-Vision, the Accounts of PTH or the Accounts of TVN and which was notified to the Buyer in writing or which the Buyer was aware of in sufficient time (which shall be at least 10 Business Days prior to the procedural, administrative, legal or statutory deadline for the making, giving or doing of such claim, election, surrender, disclaimer, notice, consent or such other thing) to give it reasonable opportunity to ensure that the relevant claim, election, surrender, disclaimer, notice, consent or other thing is made, given or done within any applicable time limit; or

(i)	such Tax liability arises or is increased as a consequence of any claim, election, surrender, disclaimer, withdrawal or amendment made or notice or consent given after Completion by the Buyer, the relevant Company or any member of the Buyer’s Tax Group (other than N/C+, Onet and each of their Subsidiaries) under any Tax Law other than any claim, election, surrender, disclaimer, withdrawal, amendment, notice or consent (i) assumed to have been made or given in computing the amount of any allowance, provision or reserve or otherwise reflected in the Accounts of N-Vision, the Accounts of PTH or the Accounts of TVN, or (ii) made or given in any of the circumstances described in paragraph (g)(i) to (g)(v) above; or

(j)	such Tax liability arises as a result of any change after Completion of the bases, methods, policies or practice of taxation or accounting of the relevant Company (including a change in accounting reference date or the period in respect of which accounts are made up) save where such change is required to comply with law or generally accepted accounting standards or policies which were announced or in force prior to Completion; or

(k)	recovery has already been made in respect of such Tax liability by the Buyer or any member of the Buyer’s Tax Group or a Company under any provision of this agreement or an amount has been withheld in respect of the relevant Tax from any payment made by the Buyer or a Company to or for the benefit of the relevant Seller; or

(l)	such Tax liability would not have arisen but for a cessation, or change in the nature or conduct, in each case after Completion, of any trade or business carried on by the relevant Company at Completion; or

(m)	such Tax liability arises or is increased as a consequence of the relevant Company changing its place of residence, or becoming dual resident, for any Tax purposes after Completion; or

(n)	such Tax liability is in respect of stamp duty or transfer duty or transfer tax payable on the transfer or agreement to transfer the Shares pursuant to this agreement (save that, for the avoidance of doubt, this paragraph (n) shall not apply to the transfer of 5,326,426 additional shares in TVN by ITI to N-Vision and any allotment(s) of the additional shares in N-Vision to ITI as contemplated by clause 6.2(e) of this agreement); or

(o)	such Tax liability constitutes interest, penalties, a fine or a charge arising from the unreasonable delay or failure to file any Tax Returns after Completion (where the filing date for such Tax Returns arises after Completion) or to pay Tax to a Tax Authority after a Seller has made a payment of an amount to the Buyer in respect of that Tax liability pursuant to a Tax Claim;

(p)	such Tax liability would not have arisen but for an act or omission carried out by any Seller or a Company prior to Completion in accordance with the written request of the Buyer (but for the avoidance of doubt, the entering into of the transactions contemplated by this agreement and/or the other Transaction Documents shall not be considered an act or omission carried out in accordance with the written request of the Buyer);

(q)	such Tax liability arises or is increased as a result of the failure of the Buyer to comply with any of its obligations under this Schedule 6, including but not limited to paragraphs 5 and 8; or

(r)	in respect of paragraph 10 (Tax Basis) of Part 3 of this Schedule 6 only, the basis of TVN DTH’s shareholding in N/C+ for Tax purposes is equal to 75 percent or more of the fair market value of 32 percent of the entire share capital of N/C+ immediately following the contribution of those shares to TVN DTH as part of the implementation of the Project Castello Reorganisation.

2.2	The exclusions in paragraph 2.1 shall apply to exclude the liability of the Sellers for breach of any Tax Warranty as if references therein to “Tax liability” include references to any liability which is the subject matter of the claim for a breach of a Tax Warranty.

2.3	The provisions of this agreement (including clause 9 and Schedule 7) which are expressed to apply to a Tax Claim shall apply to limit the Sellers’ liability under this Schedule 6 to the extent set out therein.

2.4	Where only paragraph 1.1 applies references in this Schedule to the “Sellers” shall be treated as a reference to ITI. Where only paragraph 1.2 applies references in this schedule to the “Sellers” shall be treated as a reference to GC+.

2.5	For the avoidance of doubt, paragraph 2.6 of Schedule 7 shall apply to exclude any and all liabilities of GC+ under this Part 2 of Schedule 6 howsoever arising in respect of, or by reference to, the transfer of 5,326,426 additional shares in TVN by ITI to N-Vision and any allotment(s) of additional shares in N-Vision to ITI, in each case in the period between the date of this Agreement and ending on or before Completion, as contemplated by clause 6.2(e) of this agreement.

3.	Over-Provisions and Reliefs

3.1	In the period during which the Buyer is able to make a claim under paragraph 1.1 or paragraph 1.2, if it becomes aware or the auditors for the time being of the relevant Company report (at the request and expense of the Sellers) that:

(a)	any provision or reserve for Tax (other than deferred Tax) in the Accounts of N-Vision, the Accounts of PTH or the Accounts of TVN has proved to be an over-provision; or

(b)	any right to repayment of Tax (including any applicable interest or repayment supplement) shown as an asset of a Company in the Accounts of N-Vision, the Accounts of PTH or the Accounts of TVN has been understated; or

(c)	a Company has received and retained any repayment of Tax and / or any applicable interest or repayment supplement (other than a repayment the right to which was taken into account as an asset in the Accounts of N-Vision, the Accounts of PTH or the Accounts of TVN or which arose in the ordinary course of business between the Balance Sheet Date and Completion) in respect of any period prior to Completion, other than as the result of, in each case:

(i)	any change in the rates of Tax announced after the date of this agreement with retrospective effect; or

(ii)	the introduction of, or change in, or withdrawal of, any Tax Law or the published practice of, or concessions made by, any Tax Authority announced after the date of this agreement and having retrospective effect; or

(iii)	the utilisation of any Buyer’s Relief,

then the Relief Proportion of the amount of such over-provision, understatement or repayment shall be dealt with in accordance with paragraph 3.6 to the extent such amount has not already been taken into account under paragraph 2.1(c), 3.3 or 4.

3.2	The Buyer undertakes, during the period for which the Buyer is able to make a claim under paragraph 1.1 or 1.2, to procure such a report (or shall procure that the relevant Company shall procure such a report (to the extent it has sufficient control to do so)) as mentioned in paragraph 3.1 if requested in writing to do so by the Sellers and at the expense of the Sellers. The Buyer further undertakes, during the period for which the Buyer is able to make a claim under paragraph 1.1 or 1.2, to notify the Sellers as soon as reasonably practicable after becoming aware of any such over-provision, understatement or repayment and in any event within 20 Business Days thereof.

3.3	If any Tax liability (or any event giving rise to a Tax liability) in respect of which a payment has been made from any Seller under this Schedule 6 (including, for the avoidance of doubt, for breach of any of the Tax Warranties), has given rise to a Relief or right of repayment of Tax for a Company which would not otherwise have arisen (including where a Tax liability arises because a deduction or other Relief assumed to be available in a period or periods prior to Completion is only available in any subsequent period) and which was not taken into account in calculating the amount payable by the relevant Seller then, as and when the liability of the relevant Company to make an actual payment of or in respect of Tax (in respect of which a Seller would not have been liable under this agreement) is reduced by reason of the use or set off of that Relief or the relevant Company obtains the repayment in question (including where the use of a relevant Relief gives rise to a repayment), the Relief Proportion of an amount equal to the lower of: (i) the amount by which that liability is so reduced or the amount of the repayment (as the case may be), and (ii) the amount of the payment previously made by the relevant Seller under this Schedule 6 in respect of the Tax liability (or the event giving rise to the Tax liability) giving rise to the Relief shall be dealt with in accordance with paragraph 3.6 to the extent such amount has not already been taken into account under paragraph 2.1(c), 3.1 or 4.

3.4	The Buyer undertakes to notify the Sellers as soon as reasonably practicable and in any event within 20 Business Days after it or a Company becomes aware that a Relief or right of repayment as mentioned in paragraph 3.3 has arisen and the Buyer shall (to the extent it has sufficient control to do so) procure that the relevant Company shall use its reasonable endeavours to obtain and utilise any such Relief or right of repayment to which it may become entitled, save that it shall not be required to utilise such Relief or right of repayment in priority to any other Relief or right of repayment.

3.5	During the period for which the Buyer is able to make a claim under paragraph 1.1 or 1.2, the Sellers shall be entitled to require and, if so requested, the Buyer undertakes to procure (or to procure that a Company procures) (to the extent it has sufficient control to do so), that the relevant Company’s auditors for the time being shall (at the Sellers’ cost) report on the existence or amount of any Relief or repayment as mentioned in paragraph 3.3.

3.6	Where it is provided under paragraph 3.1 or 3.3 that any amount (the “Relevant Amount”) is to be dealt with in accordance with this paragraph 3.6, then:

(a)	subject to paragraph 3.6(b):

(i)	each Seller’s Relevant Proportion of the Relevant Amount (in each case, a “Seller’s Relevant Amount”) shall first be set off against any payment then due from each such Seller under this Schedule 6 (including in respect of a breach of any of the Tax Warranties);

(ii)	to the extent there is an excess of either Seller’s Relevant Amount, a refund shall be made to the relevant Seller in question of any previous payment or payments made by such Seller under this Schedule 6 (including in respect of a breach of any of the Tax Warranties) and not previously refunded under this paragraph, up to the amount of such excess; and

(iii)	to the extent that any excess referred to in paragraph (ii) is not exhausted under that paragraph, the remainder of that excess shall be carried forward and set off against any future payment or payments which become due from the relevant Seller under this Schedule 6 (including in respect of a breach of any of the Tax Warranties); and

(b)	the Sellers may agree between themselves that one Seller’s Relevant Amount should be treated (in part or whole) for the purposes of paragraph 3.6 as if it were the other Seller’s Relevant Amount and, provided that the Buyer receives written notification of this agreement from both Sellers, such amounts as are so notified shall be treated accordingly.

3.7	Any amount which becomes payable pursuant to paragraph 3.6(a)(ii) shall be paid:

(a)	(in the case of an amount mentioned in paragraph 3.1) within 15 Business days following the date of the report mentioned in paragraph 3.1; or

(b)	(in the case of an amount mentioned in paragraph 3.3) on or before the date on which the relevant Company would have been liable to make a payment of Tax but for the relevant Relief or, where the matter in question consists of or gives rise to a right of repayment of Tax, within 15 Business Days following the date of obtaining the repayment.

3.8	Where any such report as is mentioned in paragraphs 3.1 or 3.5 has been made, either of the Sellers or the Buyer or a Company may request the auditors for the time being of the relevant Company (at the expense of the party making such request) to review such report in the light of all relevant circumstances, including any facts which have become known only since such report, and to give their view on whether such report remains correct or whether, in the light of those circumstances, the amount that was the subject of such report should be adjusted.

3.9	If the auditors’ view mentioned in paragraph 3.8 states that an amount previously reported upon should be adjusted, that adjusted amount shall be substituted for the purposes of paragraph 3.6 as the Relevant Amount, and such adjusting payment (if any) as may be required by virtue of the above-mentioned substitution shall be made as soon as practicable (and, in any event, within 15 Business Days of the report) by or, as the case may be, to the relevant Seller.

4.	Recovery From Other Persons

4.1	If, before the Sellers pay an amount in discharge of any liability under paragraph 1 or in respect of any breach of a Tax Warranty, the Buyer or any member of the Buyer’s Group recovers or obtains or is entitled to recover or obtain from some other person (not being a member of the Buyer’s Tax Group, a Company, N/C+ or Onet or their Subsidiaries but including any Tax Authority) (other than by reason of the use of a Buyer’s Relief) any sum, reimbursement or refund (including any set-off of such a sum, reimbursement or refund against any payment by a Company to the relevant other person) in respect of the Tax liability in relation to which the Sellers would be liable under paragraph 1 or in respect of a breach of the Tax Warranties, the Buyer shall (to the extent it has sufficient control to do so), at the Sellers’ expense, procure that, before steps are taken to enforce a claim against the Sellers, reasonable steps are taken to enforce the recovery against the third party and any actual recovery (less any reasonable costs incurred in obtaining such recovery not already reimbursed pursuant to this paragraph 4.1 and less any Tax chargeable on the Buyer, the relevant Company or the relevant member of the Buyer’s Group or any Tax which would be chargeable thereon but for the availability of any Buyer’s Relief) shall reduce or satisfy, as the case may be, such claim to the extent of such recovery.

4.2	If after the Sellers have satisfied in full any liability under paragraph 1 or in respect of any breach of a Tax Warranty, the Company has recovered or obtained or is entitled to recover or obtain from some other person (not being a member of the Buyer’s Tax Group, a Company, N/C+ or Onet or their Subsidiaries but including any Tax Authority) (other than by reason of the use of a Buyer’s Relief) any sum, reimbursement or refund (including any set-off of such a sum, reimbursement or refund against any payment by the Company to the relevant other person) in respect of the Tax liability in relation to which the Sellers were liable under paragraph 1 or in respect of a breach of the Tax Warranties, then the Buyer shall, at the Sellers’ expense, (to the extent it has sufficient control to do so) cause the Company to (in any of those cases) as soon as reasonably practicable (and in any case within 15 Business Days) after becoming aware of the Company’s so recovering or obtaining, or of such entitlement, notify the Sellers of the same and (in the case of an entitlement to so recover or obtain) shall (to the extent it has sufficient control to do so), if so required by the Sellers in writing, and subject first to being fully indemnified by the Sellers on an after-tax basis in respect of all Losses it may thereby incur, take all reasonable steps to enforce such entitlement (keeping the Sellers fully informed of the progress of any action taken).

4.3	When a recovery is made under paragraph 4.2, to the extent such amount has not already been taken into account under paragraph 2.1(c) or 3, the Buyer shall account to the Sellers for whichever is the lesser of:

(a)	any amount so recovered or obtained (including any interest or repayment supplement paid by a Tax Authority relating to the period after receipt of the relevant payment from the Sellers) less any Tax (if any) chargeable on the relevant Company, the Buyer or the relevant member of the Buyer’s Group (or any Tax which would be chargeable thereon but for the availability of any Buyer’s’ Relief) in respect of the amount so recovered or obtained; and

(b)	the amount paid by the Sellers pursuant to paragraph 1 or in respect of a breach of the Tax Warranties in respect of the Tax liability in question.

5.	Tax Demand Procedure

5.1	If the Buyer or a Company becomes aware of any Tax Demand that may give rise to a claim under paragraph 1 or in respect of a breach of the Tax Warranties, the Buyer shall give or procure that the relevant Company gives written notice of the Tax Demand concerned to the Sellers as soon as is reasonably practicable and, in any event, within 15 Business Days after so becoming aware and the Sellers shall be entitled, subject to the following provisions of this paragraph 5, to require the relevant Company to take such action as the Sellers may reasonably request in writing to resist, avoid, dispute, appeal against, compromise or defend the Tax Demand concerned. For the avoidance of doubt, the failure to comply with this paragraph 5.1 shall not prevent any claim by a Buyer under this Schedule 6 or under the Tax Warranties.

5.2	The Buyer shall, and shall procure that the relevant Company shall (to the extent it has sufficient control to do so), give the Sellers and their agents all reasonable co-operation, access (including, during normal business hours, to premises, records and personnel, where reasonable notice is given) and assistance (technical or otherwise) for the purpose of resisting any Tax Demand provided that:

(a)	in the case where the Sellers wish to appeal the Tax Demand beyond the first appellate body empowered to hear such an appeal, the Sellers shall not be entitled to request such an appeal unless the Sellers procure advice from Tax counsel of at least 10 years’ call (whose suitability is acceptable to the Buyer, acting reasonably), after disclosure to him of all relevant information and documents, that it is reasonable to so appeal the Tax Demand in the manner proposed by the Sellers and that the appeal should, on the balance of probabilities, be successful;

(b)	in connection with the conduct of any dispute, appeal, resistance, avoidance, compromise or defence of any Tax Demand:

(i)	the relevant Company and the Buyer shall be kept fully and promptly informed of all matters relating to the Tax Demand; and

(ii)	any material written communication with any Tax Authority shall be first submitted to the Buyer for comment and such comments as are reasonable shall be accepted and taken into account.

5.3	The Sellers shall not be entitled to take or request any action under the foregoing provisions of this paragraph 5 unless the Sellers have first fully indemnified each of the Buyer, the relevant Company and any member of the Buyer’s Tax Group against all costs (including any additional Tax liability), interest and expenses which they may thereby incur.

5.4	If the Sellers do not request the Buyer or a Company to take, or procure the taking of, any action within 20 Business Days of receipt of notice to the Sellers under paragraph 5.1, the Buyer and/or the relevant Company shall be free to satisfy or settle the relevant liability on such terms as it may in its absolute discretion think fit, provided that the Buyer or relevant Company has notified the Sellers in writing of its intention so to deal with the matter and the Sellers have not responded within 5 Business Days requesting the Buyer to take, or procure the taking of, any such action as is mentioned in paragraph 5.1.

5.5	The Buyer or a Company shall not be required to take, nor shall the Sellers be permitted to take, any action which the Buyer or a Company reasonably considers to be materially prejudicial to the Buyer’s or Company’s business interests (or the business interests of any member of the Buyer’s Tax Group).

6.	Due Date of Payment

6.1	Where the Sellers become liable to make any payment pursuant to paragraph 1 or in respect of a breach of the Tax Warranties, the due date for the making of that payment shall be 5 Business Days following the date of written demand by the Buyer or (if later):

(a)	in a case that involves an actual payment of Tax by a Company, five Business Days prior to the date that is the last date on which the relevant Company or Buyer has to pay to the appropriate Tax Authority the Tax that has given rise to the Sellers’ liability under this Schedule 6 in order to avoid incurring a liability to interest or a charge or penalty in respect of that Tax liability;

(b)	in a case falling within paragraph 3(a) of Part 1 of this Schedule 6, the date on which the repayment in question would have been obtained but for the loss, unavailability, reduction or setting off mentioned in that paragraph; and

(c)	in a case falling within paragraph 3(b) of Part 1 of this Schedule 6, the date on which the Tax which would have been payable but for the use or set-off is due and payable to the appropriate Tax Authority in order to avoid incurring a liability to interest or a charge or penalty in respect of that Tax liability.

7.	Deductions or Withholding Required by Law

7.1	All sums payable under this Schedule 6 (including for these purposes payments in respect of a breach of a Tax Warranty) shall be paid free and clear of all deductions or withholdings whatsoever, save only as may be required by law.

7.2	If any such deductions or withholdings as are mentioned in paragraph 7.1 are required by law from a payment made by a Seller to the Buyer:

(a)	the deduction or withholding shall be made in the minimum amount permitted under Tax Law;

(b)	the relevant Seller shall provide to the Buyer such evidence of the deduction or withholding as the Buyer may reasonably require and the relevant Seller shall account to the relevant Tax Authority for the amount deducted or withheld in accordance with all applicable Tax Laws; and

(c)	the relevant Seller shall be obliged to pay to the Buyer such sum as will, after the deduction or withholding has been made, leave the Buyer with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

7.3	If any sum payable by a Seller to the Buyer under this Schedule 6 (including in respect of a breach of a Tax Warranty) shall be subject to Tax in the hands of the Buyer (or would have been subject to such Tax but for the availability of a Buyer’s Relief), then that Seller shall be under the same obligation to make an increased payment in relation to such Tax as if it were a deduction or withholding required by law.

7.4	If a Seller makes an increased payment pursuant to paragraph 7.2 and the Buyer, a Target Company or any member of the Buyer’s Tax Group (other than N/C+, Onet and each of their Subsidiaries) receives and utilises a Relief in respect of the Tax that gave rise to such increased payment, that Buyer shall pay to that Seller, the lesser of the amount equal to the relevant increased payment and the relevant Relief. Notwithstanding anything to the contrary in this paragraph 7.4, in no event will the Buyer be required to pay any amount to a Seller pursuant to this paragraph 7.4 the payment of which would place the Buyer in a less favorable net after-Tax position than it would have been in if the Tax giving rise to such Relief had not been deducted, withheld or otherwise imposed and the increased payment with respect to such Tax had never been paid.

8.	Tax Affairs

8.1	The Buyer (or their duly authorised agents) shall be responsible for preparing, submitting to, and agreeing with the relevant Tax Authority all Tax Returns and computations of each Company and shall prepare all documentation and deal with all matters (including correspondence) relating to those Tax Returns (the “Relevant Returns”), for all accounting, tax and fiscal periods ending (i) on or prior to Completion (“Relevant Accounting Periods”), and (ii) in which Completion falls (the “Straddle Period”) to the extent that the same have not been prepared and agreed with the relevant Tax Authority prior to Completion.

8.2	The Buyer shall submit the Relevant Returns in draft form to the Sellers and their duly authorised agents for comment in a timely fashion in advance of transmission to the relevant Tax Authority. The Sellers or their duly authorised agents shall comment within 15 Business Days of such submission (or if a shorter time limit applies in relation to the submission of the relevant Tax Returns, within such time as will reasonably enable the Buyer or its duly authorised agents to consider such comments, make any amendments that may be required in respect of the same and file such Tax Returns within the applicable time period) and the Buyer shall accept and incorporate all such comments which are reasonable and which relate to a matter for which the Sellers may be liable under this Schedule 6 (to the extent it has sufficient control to do so).

8.3	The Sellers and the Buyer shall each respectively afford (or shall procure the affordance of) to the other or their duly authorised agents (on reasonable notice and during normal business hours) reasonable access to the relevant books, accounts and records and personnel and give such other assistance as may from time to time be reasonably required to deal with the matters mentioned in paragraph 8.1.

8.4	The Buyer shall procure that their agents shall keep the Sellers fully and promptly informed of all material matters arising out of their dealings with the Relevant Returns and related documents and matters under this paragraph 8 (in so far as, in the case of the Straddle Period, they relate to a matter for which the Sellers may be liable under this Schedule 6) and in any event they shall provide for comment by the Seller (or their duly authorised agents) prior to submission to any Tax Authority, drafts of material correspondence with any Tax Authority (including tax computations) in relation to each Company in respect of all Relevant Returns (in so far as, in the case of the Straddle Period, they relate to a matter for which the Sellers may be liable under this Schedule 6) (accepting and incorporating (to the extent it has sufficient control to do so) such reasonable comments as the Seller (or their duly authorised agents) shall provide, within a reasonable time in advance of their submission, thereon (in so far as, in the case of the Straddle Period, they relate to a matter for which the Sellers may be liable under this Schedule 6), and shall promptly notify the Sellers in advance of any meetings organised with a Tax Authority and provide the Sellers with copies of any relevant material correspondence received from any Tax Authority and any other material written information relevant to the Tax affairs of the Company for the Relevant Accounting Periods in question (and for the Straddle Period, in so far as such correspondence or other written information relates to a matter for which the Sellers may be liable under this Schedule 6) including advice from professional advisers, and notes of meetings or discussions with the Tax Authority in question. The Buyer shall not be obliged to take, or to procure that a Company takes, any such action as is mentioned in this paragraph 8 in relation to any Tax Return, correspondence or meeting that is not to the best of the Buyer’s knowledge correct and complete or is misleading in any respect.

8.5	Paragraph 5 of this Part 2 of this Schedule 6 shall take precedence over this paragraph 8, in case of any conflict.

9.	Buyer’s Covenant

9.1	The Buyer covenants with each Seller to pay to the relevant Seller an amount equal to:

(a)	the Liability Proportion relating to the relevant Company of any liability or increased liability to Tax (save for where that liability or increased liability to Tax has been assessed on a basis which takes into account the relevant Liability Proportion, in which case “Liability Proportion” as used at the start of this paragraph 9.1(a) shall be deemed to be 100 percent) of the relevant Seller or any company or other legal entity (other than a Company, N/C+, Onet and any of their Subsidiaries) which is connected to, or associated, with the relevant Seller for Tax purposes (in each case, the relevant “Seller’s Tax Group”) which arises as a consequence of or by reference to a Company (after Completion) failing to pay any amount of Tax for which it is liable; and

(b)	any liability or increased liability to Tax of the relevant Seller or any member of the relevant Seller’s Tax Group which arises as a consequence of or by reference to any member of the Buyer’s Tax Group (other than N/C+, Onet and each of their Subsidiaries) (at any time) failing to pay any amount of Tax for which it is liable.

9.2	Each Seller severally covenants with the Buyer to pay to the Buyer an amount equal to:

(a)	the Liability Proportion relating to the relevant Company of any liability or increased liability to Tax (save for where that liability or increased liability to Tax has been assessed on a basis which takes into account the relevant Liability Proportion, in which case “Liability Proportion” as used at the start of this paragraph 9.2(a) shall be deemed to be 100 percent) of a Company which arises as a consequence of or by reference to the relevant Seller or any member of the relevant Seller’s Tax Group failing to pay any amount of Tax for which it is liable; and

(b)	any liability or increased liability to Tax of the Buyer or any member of the Buyer’s Tax Group (other than N/C+, Onet and each of their Subsidiaries) which arises as a consequence of or by reference to the relevant Seller or any member of the relevant Seller’s Tax Group failing to pay any amount of Tax for which it is liable.

9.3	The covenants contained in paragraph 9.1 and paragraph 9.2 shall:

(a)	extend to any costs reasonably and properly incurred by the relevant Seller, a member of the relevant Seller’s Tax Group, the Buyer or a member of the Buyer’s Tax Group (other than N/C+, Onet and each of their Subsidiaries), as applicable, in connection with such Tax or a successful claim under paragraph 9.1 or paragraph 9.2, as applicable;

(b)	in the case of paragraph 9.1, not apply to Tax to the extent the Buyer could make a claim against the relevant Seller pursuant to this Schedule 6 in respect of that Tax (ignoring the financial limitations and the time limitations in Schedule 7 to this agreement) (save where the Buyer has received payment from the relevant Seller in respect of that Tax pursuant to such a claim but the Company has not paid the Tax to the relevant Tax Authority); or

(c)	not apply to Tax which the relevant Seller or the Buyer, as applicable, has already recovered under any relevant statutory provision (and the relevant Seller and the Buyer shall procure that no such recovery is sought by it to the extent payment is made hereunder).

9.4	If the relevant Seller, a member of the relevant Seller’s Tax Group, the Buyer or a member of the Buyer’s Tax Group uses a Relief so as to reduce or eliminate a liability to Tax for which the Buyer or a Seller would otherwise have been liable to make a payment pursuant to paragraph 9.1 or paragraph 9.2, the Buyer or the Seller, as applicable, shall be liable to make a payment to the relevant Seller or the Buyer, as applicable, pursuant to paragraph 9.1 or paragraph 9.2 as if that liability to Tax had not been so reduced or eliminated.

9.5	Paragraphs 5, 6 and 7 shall apply to the covenants contained in this paragraph 9 replacing references to the Sellers with references to the Buyer (and vice versa) where appropriate and making any other necessary modifications.

Part 3

Tax Warranties

1.	General

1.1	The Accounts of N-Vision, the Accounts of PTH and the Accounts of TVN have been prepared on a basis materially consistent with previous accounts and make full and proper provision as required by applicable accounting standards and practices for all material Tax assessed or liable to be assessed on any Target Company, or for which each Target Company is accountable, at the Balance Sheet Date whether or not any Target Company has (or may have) the right of reimbursement against any other person and full and proper provision has been made and shown in the Accounts of N-Vision, the Accounts of PTH and the Accounts of TVN for deferred taxation in accordance with applicable accounting standards and practices.

1.2	As far as the Sellers are aware, all material amounts of Tax for which any Target Company has been in the last four years, or is, liable to pay have been duly paid by the relevant due dates.

1.3	As far as the Sellers are aware, since the Balance Sheet Date no Tax liability of any Target Company has arisen (or would have arisen but for the availability of any Relief) and no Target Company has been involved in any transaction which may give rise to a liability to Tax on any Target Company (or would have given rise to such a liability but for the availability of any Relief) other than in the ordinary course of business of any Target Company.

1.4	Other than in respect of payroll Taxes, no Target Company is liable to pay, or to pay any amount in respect of, any Taxation which is directly or primarily chargeable or attributable to any other person. No Target Company is liable as an agent, permanent establishment or prescribed person for any Taxation liability of another person.

1.5	As far as the Sellers are aware, each Target Company has deducted or withheld all material amounts which it has been obliged by law to deduct or withhold from any payment made by it or in connection with the provision by it of any benefit, payment or asset and has duly accounted to the relevant Tax Authority for all such amounts.

1.6	As far as the Sellers are aware, no event has occurred in the last four years which has resulted or could result in any charge, lien, security interest, encumbrance or other third party right arising over an asset of any Target Company in respect of unpaid Tax.

2.	Compliance

2.1

As far as the Sellers are aware, each Target Company has submitted all returns (including for the avoidance of doubt returns claiming any refund or relief from Tax), and material notices declarations, notifications, computations, estimates, reports, accounts, statements, registrations, assessments and other material necessary information (“Returns”) it is or was required by law to submit to a Tax Authority. As far as the Sellers are aware, all Returns have been submitted in the required form, made on proper basis and have been properly submitted by any Target Company within any relevant time limits. The Returns were when submitted and remain accurate and complete in all material respects. The Returns are not the subject of any dispute with any Tax Authority and the Sellers have not received any notification from the relevant Tax Authority that any Return is the subject of any question or dispute with any Tax Authority.

2.2	As far as the Sellers are aware, each Target Company has prepared, kept and maintained complete and accurate records, invoices and other information (including elections) in relation to Taxation as they are required by law to keep and maintain. As far as the Sellers are aware, each Target Company has prepared, kept and maintained complete and accurate records and other information necessary to determine its material Tax liabilities (including for the avoidance of doubt future material tax liabilities and reliefs against such future liabilities).

2.3	As far as the Sellers are aware, each Target Company is not, and has not been, and none of its directors or officers in their capacity as such are, or have been, in the last four years, liable to pay any penalty, fine, surcharge or interest in connection with Tax. No Target Company is subject to any suspended penalties.

2.4	No Target Company is, nor has received any notification from the relevant Tax Authority that it is likely to be, involved in a dispute in relation to Taxation. No Target Company is, or has been, within the last four years, subject to any non-routine visit, review, audit, investigation, enquiry, discovery or access order by any Tax Authority.

2.5	No Target Company has entered into any special agreement or arrangement with a Tax Authority (being an agreement or arrangement not based on a strict application of law) or benefits from any preferential Tax regime or has been granted any concession by a Tax Authority (other than a formal published extra statutory concession available generally to taxpayers) concerning its liability to Tax.

2.6	The Disclosure Letter contains details of all transactions, schemes or arrangements in respect of which any Target Company has been a party in respect of which any clearance or consent was required from any Tax Authority and all such transactions, schemes or arrangements were entered into after such consent or clearance was properly obtained. As far as the Sellers are aware, any such clearance or consent has been obtained on the basis of full and accurate disclosure of all the relevant facts and considerations relating thereto, and all such transactions, schemes or arrangements have been carried into effect materially in accordance with the terms of the relevant clearance or consent.

2.7	Each Target Company is, and always has been, resident only in its jurisdiction of incorporation for all Tax purposes and no Target Company is or has been subject to Tax in any jurisdiction other than its jurisdiction of incorporation. No Target Company has, or has ever had, a branch or permanent establishment in a jurisdiction other than its jurisdiction of incorporation.

2.8	As far as the Sellers are aware, all transactions, agreements or arrangements to which any Target Company is a party to or otherwise involved in have been made on arm’s length terms.

2.9	As far as the Sellers are aware, each Target Company maintains and holds adequate books and records for the purposes of evidencing that is has complied with all applicable transfer pricing rules.

2.10	No Target Company has been a party to, nor has been otherwise involved in, any transaction, scheme, arrangement or sequence of transactions, schemes or arrangements having no or limited business reasons or in which the main purpose or one of the main purposes was the avoidance, reduction or deferral of Tax whether that is interpreted pursuant to Tax Law or based on the practice of the Tax Authorities.

3.	Groups

No Target Company is, nor ever has been, nor (as far as the Sellers are aware) has been deemed to be, a member of: (a) a group of companies, (b) a fiscal consolidation, (c) a consortium, or (d) a fiscal unity for any Tax purpose, of which any company other than a Target Company is a member.

4.	Value Added Tax

4.1	Each Target Company is a taxable person and is duly registered for the purposes of VAT in its jurisdiction of incorporation and the Disclosure Letter contains full details of such registration.

4.2	As far as the Sellers are aware, each Target Company has complied in all material respects with its obligations under any Tax Law relating to VAT and maintains and retains complete, correct and up to date records, invoices and other documents in such form as required by Tax Law.

4.3	As far as the Sellers are aware, each Target Company: (a) makes no supplies other than taxable supplies for the purposes of VAT; (b) obtains full credit for all input tax paid or suffered by it otherwise than as set out in the Disclosure Letter; and (c) is not the grantor or grantee of any interest in land in respect of which an election has been made to waive exemption from VAT.

5.	Stamp Taxes

Any document that is necessary in proving or establishing the title of any Target Company to any asset, and each document which is necessary to enforce the rights of any Target Company is duly stamped for stamp duty purposes or for the purposes of similar taxes.

6.	Tax Sharing

No Target Company is bound by, or party to, any Taxation indemnity, Taxation sharing, Taxation allocation agreement or similar agreement or group payment arrangements or any other contractual obligation to pay the Tax obligations of another person or to pay the Tax obligations with respect to transactions relating to any other person (other than a Target Company).

7.	Degrouping Charges

No transactions have taken place between any member of the Target Group and any other person which will give rise to a charge to Tax which is primarily chargeable against a Target Company as a result of the execution of this agreement (including but not limited to Completion).

8.	Participation Exemption

All dividends received by PTH on or before Completion as a result of its investment in TVN have qualified for the Dutch participation exemption for Taxation purposes.

9.	Tax Assets

The Accounts of TVN and the Accounts of N/C+ fairly represent, on a basis materially consistent with past practice and in accordance with generally accepted accounting standards and practices, the deferred tax assets of TVN, TVN Media sp. z o.o., and N/C+ as at the Balance Sheet Date.

10.	Tax Basis

The basis of TVN DTH’s shareholding in N/C+, for Tax purposes, is not less than the fair market value of 32 percent. of the entire share capital of N/C+ immediately following the contribution of those shares to TVN DTH as part of the implementation of the Project Castello Reorganisation.

SCHEDULE 7

LIMITATIONS ON LIABILITY

1.	Time Limits

1.1	No Seller shall be liable for any claim under this agreement, and any such claim shall be wholly barred and unenforceable, unless written notice of such claim (setting out to the extent available to the Buyer, reasonable details of the claim including reference to the provision(s) of this agreement to which the claim relates, details of the grounds on which such claim is based and a reasonable estimate of the amount of the claim) is received by the Sellers not later than 5.00 p.m. CET on:

(a)	the sixth anniversary of Completion in respect of any Tax Claim;

(b)	the third anniversary of Completion in respect of any claim under clause 8.8 in respect of any breach of any Title Warranties; and

(c)	the date which is 18 months after Completion in respect of any Warranty Claim, other Claims not referred to in paragraph (a) or (b) above or a claim under clause 5.

1.2	The liability of any Seller in respect of any Claim (or any claim under clause 5 or clause 8.8) shall terminate absolutely if legal proceedings in respect of the claim shall not have been commenced by being both issued and served on such person within the period of 9 months from the date on which the Buyer gives notice in accordance with paragraph 1.1 above.

1.3	GC+ shall have no liability under the Warranties to the extent that the events and/or circumstances giving rise to the claim relate to an ITI Subsidiary and arose on a date on or before the Combination Completion Date.

1.4	ITI shall have no liability under the Warranties to the extent that the events and/or circumstances giving rise to the claim relate to Cyfra+ and arose on a date on or before the Combination Completion Date.

2.	Financial Limits

2.1	No Seller shall be liable in respect of any single Claim (other than Claims in relation to the Title Warranties) unless the aggregate liability of the Sellers pursuant to such Claim or series of Claims arising from the same set of facts or circumstances (excluding any liability in respect of the costs and expenses incurred in association with that Claim) exceeds €300,000.

2.2	No Seller shall be liable in respect of any single Non-Tax Claim (other than Claims in relation to the Title Warranties) unless the aggregate amount of the liability of that Seller for all Claims not excluded by paragraph 2.1 exceeds €4,250,000, and then shall only be liable for the excess over €4,250,000.

2.3	The aggregate liability of each Seller in respect of any and all Claims (and any claim under clause 5 and clause 8.8) shall be limited to and shall in no event exceed an amount equal to the Consideration received by it.

2.4	The aggregate liability of each Seller in respect of any and all Warranty Claims shall be limited to and shall in no event exceed an amount equal to 20 percent of the Consideration received by it.

2.5	Except in relation to a Tax Covenant Claim (in respect of which the proportionate liabilities of the Sellers shall be determined in accordance with Schedule 6), subject to paragraphs 2.1 to 2.4 above and taking into consideration the effects of paragraphs 1.3 and 1.4 above, where:

(a)	both Sellers are liable (or potentially liable) in respect of a Claim (or a claim under clause 5 or clause 8.8) the liability of each Seller shall not exceed its Relevant Proportion of such claim; and

(b)	one Seller is solely liable (or potentially liable) in respect of a Claim (or a claim under clause 5 or clause 8.8), the relevant Seller shall be liable in respect of the entirety of such claim without reduction by reference to its Relevant Proportion.

2.6	ITI shall be solely responsible for any claims under this agreement which relate to the transfer of additional shares in TVN to N-Vision and/or any allotment of additional shares in N-Vision to ITI referred to in clause 6.2(e) (and, notwithstanding any other provision of this agreement, GC+ shall have no liability in relation to any such claim).

3.	Acts or Omissions of the Buyer

3.1	No Seller shall be liable in respect of any Non-Tax Claim which would not have arisen but for any act, omission, transaction or arrangement carried out:

(a)	before Completion by any Seller or Target Company or N/C+ at the request or with the written consent of the Buyer or any of its Affiliates or any officer or employee thereof; or

(b)	after Completion by or on behalf of any or all of the Buyer, any Target Company or their respective successors in title, save to the extent that the relevant act, omission, transaction or arrangement was a result of or pursuant to a commitment entered into prior to Completion other than a commitment entered into in accordance with paragraph (a) above.

3.2	No Seller shall be liable in respect of any Non-Tax Claim which would not have arisen solely by reason of or to the extent that the same is increased by reason of a breach by the Buyer of its obligations under this agreement or any of the Transaction Documents.

4.	Changes in Law and Practice

No Seller shall be liable under or in respect of any Non-Tax Claim to the extent that the Non-Tax Claim in question arises, or is increased, wholly or partly as a result of:

(a)	any change after the date of this agreement in any enactment, law, regulation, directive or practice of any Governmental Entity (including extra statutory concessions of any such body); or

(b)	any change in the accounting policies, accounting bases or practices of the Target Group or N/C+ after Completion or any change in IFRS after Completion.

5.	Disclosure

5.1	No Seller shall be liable under or in respect of any Claim (other than a Tax Covenant Claim or any other claim under Part 2 of Schedule 6) to the extent that the fact, event or circumstance giving rise to the Claim:

(a)	is Disclosed; or

(b)	would be revealed by searches or enquiries carried out on 12 March 2015 of the publicly available files at the central companies registry (or local equivalent) and the central registry of winding-up (or local equivalent) in the respective jurisdiction of incorporation of each Target Company, N/C+ and Onet (being Krajowy Rejestr Sądowy with regard to the Target Companies incorporated under Polish law, NC+ and Onet).

5.2	No Seller shall be liable under or in respect of any Non-Tax Claim to the extent that the matter giving rise to the relevant Non-Tax Claim was taken into account in computing the amount of any provision, allowance, reserve in the Accounts in respect of the matter to which the Non-Tax Claim relates.

6.	Contingent Claims

6.1	If in respect of a Claim, the liability of the Buyer or any Target Company, N/C+ or Onet is contingent, then:

(a)	the time limits set out in paragraph 1.1 shall apply to the notification of such contingent Claim; and

(b)	no Seller shall be liable in respect thereof:

(i)	in respect of any Non-Tax Claim, unless and until such time as the contingent liability ceases to be contingent and becomes actual and unless proceedings in respect of the same have been commenced by being both issued and served (A) within nine months thereafter and (B) prior to the sixth anniversary of Completion; and

(ii)	in respect of any Tax Claim, unless proceedings in respect of the same have been commenced by being both issued and served prior to the sixth anniversary of Completion;

6.2	No liability under a successful Non-Tax Claim in respect of the payment of monies (including Taxation) shall become due to be satisfied unless and until the relevant monies become legally due and payable.

7.	Mitigation

7.1	Nothing herein shall be deemed to relieve the Buyer or any Target Company from any common law duty to mitigate any loss or damage incurred by it or them.

7.2	Following Completion, insofar as relevant to the Warranties or other obligations of any Seller hereunder (other than any obligations arising in respect of a Tax Claim), the Buyer undertake to use all of its rights as a shareholder in N-Vision and TVN so far as is permitted under Applicable Law and to the extent that commercially reasonable to procure that the Target Group takes all appropriate or necessary steps to perform its obligations owing to and enforce its rights against third parties.

8.	Double Recovery

The Buyer and the Target Group shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of the same Loss which gives rise to more than one claim under this agreement.

9.	Recovery from Third Parties

9.1	Where any Target Company is entitled (whether by right of indemnity, reimbursement or any other means) to recover from some other person (not being the Buyer or any Target Company but including, any Taxation Authority) any sum or benefit in respect of any matter the subject of a Non-Tax Claim, the Buyer or any Target Company so entitled shall (at the option of the relevant Seller(s)) subject to the relevant Target Company being indemnified by the relevant Seller to the Buyer’s reasonable satisfaction against all out-of-pocket costs and expenses which it or they may reasonably incur, take all appropriate steps to enforce such recovery.

9.2	In the event that payment is made by any Seller in respect of a Non-Tax Claim and the Buyer or any Target Company subsequently recovers from a third party a sum which indemnifies or compensates that Buyer or any Target Company (in whole or in part) in respect of the loss or liability which is the subject matter of such Non-Tax Claim, the Buyer shall, to the extent that the sum has not already been taken into account in determining the quantum of the relevant Claim, reimburse the relevant Seller(s) the amount received (after deducting any costs and expenses reasonably incurred by the recipient(s) in recovering such sum from the third party and any Tax chargeable thereon (or any Tax which would be chargeable thereon but for the availability of a Buyer’s Relief).

For the purposes of paragraph 9.2, a sum or benefit shall be deemed to have been received if it is received by way of credit, set-off or other deduction or if otherwise received in kind.

10.	Conduct of Third Party Claims

If the Buyer becomes aware of any claim which has been brought by a third party against the Buyer or a member of the Target Group post Completion and might reasonably be expected to result in a Non-Tax Claim being made (a “Third Party Claim”), the Buyer shall:

(a)	promptly (and in any event within 45 days) give written notice thereof to the relevant Seller(s) as provided in paragraph 1.1 above;

(b)	keep the relevant Seller(s) informed as to the progress and status of the Third Party Claim, and consult with the relevant Seller(s) in relation to the relevant Third Party Claim; and

(c)	subject to the relevant Seller(s) agreeing that they are responsible for the claim and providing an indemnity to the Buyer in respect of the same on the terms agreeable to the Buyer, not (and shall procure that no Target Company shall) make any admission of liability, agreement, settlement or compromise in relation to that Third Party Claim without the prior written consent of the Seller(s) who may be liable under the Claim in question.

11.	Taxation

Part 2 of Schedule 6 shall apply to limit, exclude, or govern the conduct of any Tax Claim to the extent provided therein.

SIGNED by: for and on behalf of GROUPE CANAL + S.A. Gregoire Castaing	) ) )

SIGNED by: for and on behalf of ITI MEDIA GROUP LIMITED Wojciech Kostrzewa Romano Fanconi	) ) )

SIGNED by: for and on behalf of SOUTHBANK MEDIA LTD. Joseph NeCastro	) ) )

EXECUTED AS A DEED by SCRIPPS NETWORKS INTERACTIVE, INC. a company incorporated in the State of Ohio acting by: Joseph NeCastro

(being a person who, in accordance with the laws of that country, is acting under the authority of the company), in the presence of:

) ) ) ) ) ) ) )

Witness signature:

Name (print):	Jacek Balicki

Address:

Occupation:	Lawyer